 As Filed with the Securities and Exchange Commission on January 30, 1998

                                                  Registration No. 333-19521

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                       Pre-Effective Amendment No. 1 to
                       -----------------------------
                                   FORM S-6

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2


       STATE FARM LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT
                             (Exact name of trust)

                       STATE FARM LIFE INSURANCE COMPANY
                              (Name of depositor)

                             One State Farm Plaza
                       Bloomington, Illinois  61710-0001
         (Complete address of depositor's principal executive offices)

     (Name and complete address
     of agent for service)                         Copy to:

     Laura P. Sullivan, Esq.                Stephen E. Roth, Esq.
     State Farm Life Insurance Company      Sutherland, Asbill & Brennan LLP
     One State Farm Plaza                   1275 Pennsylvania Avenue, N.W.
     Bloomington, Illinois 61710-0001       Washington, DC  20004-2404


                 Approximate date of proposed public offering:
 As soon as practicable after the effective date of this Registration Statement

     Securities Being Offered:  Variable Universal Life Insurance Policies


     The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

  STATE FARM LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT

                       STATE FARM LIFE INSURANCE COMPANY

               Cross Reference to Items Required by form N-8B-2

N-8B-2 ITEM         CAPTION IN PROSPECTUS
-----------         ---------------------
1                   Cover Page
2                   Cover Page
3                   Not applicable
4                   Sale of the Policies
5                   The Variable Account
6                   The Variable Account
7                   Not applicable
8                   The Variable Account
9                   Litigation
10                  Summary and Diagram of the Policy; Premiums; Allocation
                    Options; Death Benefits; Other Policy Benefits and
                    Provisions; Surrender Benefits; Loan Benefits; The Variable
                    Account and Trust; Voting of Fund Shares
11                  The Variable Account and The Trust; Allocation Options
12                  The Variable Account and The Trust; Allocation Options
13                  Charges and Deductions
14                  Premiums
15                  Premiums; Allocation Options
16                  Allocation Options
17                  Premiums; Surrender Benefits; Loan Benefits; Requesting
                    Payments and Telephone Transactions
18                  The Variable Account and The Trust; Other Policy
                    Benefits and Provisions
19                  Reports to Policy Owners
20                  The Variable Account
21                  Loan Benefits
22                  Not applicable
23                  State Farm and the Fixed Account
24                  Not applicable
25                  State Farm and the Fixed Account
26                  Charges and Deductions
27                  State Farm and the Fixed Account
28                  State Farm and the Fixed Account
29                  State Farm and the Fixed Account
30                  Not applicable
31                  Not applicable


32                  Not applicable
33                  Not applicable
34                  Not applicable
35                  State Farm and the Fixed Account
36                  Not applicable
37                  Not applicable
38                  Sale of the Policies
39                  Sale of the Policies
40                  Not Applicable
41                  Sale of the Policies
42                  Not applicable
43                  Not applicable
44                  How Your Policy Account Values Vary
45                  Not applicable
46                  How Your Policy Account Values Vary
47                  Allocation Options
48                  State Farm and the Fixed Account; The Variable Account and
                    Trust
49                  Not applicable
50                  The Variable Account and The Trust
51                  Premiums; Allocation Options; Charges and Deductions;
                    Surrender Benefits
52                  The Variable Account and The Trust; Other Policy
                    Benefits and Provisions
53                  Tax Considerations
54                  Not applicable
55                  Hypothetical Illustrations
56                  Not applicable
57                  Not applicable
58                  Not applicable
59                  Financial Statements

                       PROSPECTUS DATED __________, 1998
                   Variable Universal Life Insurance Policy

       STATE FARM LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT
                     OF STATE FARM LIFE INSURANCE COMPANY
                                 P.O. Box 2307
                       Bloomington, Illinois  61702-2307

                           Telephone (888) 702-2307
--------------------------------------------------------------------------------

     This prospectus describes a variable universal life insurance policy (the "Policy") offered by State Farm Life Insurance Company ("State Farm," "we," "us," or "our"). The Policy is designed to provide lifetime insurance protection on the insured named in the Policy (the "Insured") and at the same time provide flexibility to vary the amount and timing of premiums and to change the amount of death benefits payable under the Policy. This flexibility allows the purchaser of a Policy (the "Owner," "you," or "your") to provide for changing insurance needs under a single insurance policy.

     The Owner may allocate net premiums and Policy Account Value to the State Farm Life Insurance Company Variable Life Separate Account (the "Variable Account") and also to State Farm's general account (the "Fixed Account"), within certain limits. The Variable Account is divided into subaccounts (each, a "Subaccount"). Each Subaccount invests in a corresponding investment portfolio (each, a "Fund") of State Farm Variable Product Trust (the "Trust"). The Funds currently available are the Large Cap Equity Index Fund, Small Cap Equity Index Fund, International Equity Index Fund, Stock and Bond Balanced Fund, Bond Fund, and Money Market Fund. The accompanying prospectus for the Trust describes each of the Funds, including the risks of investing in each Fund, and provides other information about the Trust.

     An Owner can select from two death benefit options available under the
Policy: a level insurance amount or "Basic Amount" ("Option 1"), and a level insurance amount (or Basic Amount) plus Policy Account Value ("Option 2"). State Farm guarantees that the death benefit will never be less than the Basic Amount (less any unrepaid Policy loans and past due charges) so long as the Policy is in force.

     The Policy provides for a Cash Surrender Value. Because this value is based on the performance of the Funds, to the extent of allocations to the Variable Account, there is no guaranteed Cash Surrender Value or guaranteed minimum Cash Surrender Value. On any given day, the Cash Surrender Value could be more or less than the premiums paid. If the Cash Surrender Value is insufficient to cover the charges due under the Policy, the Policy will lapse without value. However, the Policy will not lapse during the Death Benefit Guarantee Period, regardless of the sufficiency of the Cash Surrender Value, so long as the minimum premiums for the Death Benefit Guarantee have been paid.
The Policy also provides for Policy loans and permits withdrawals within limits. In addition, Owners can elect dollar-cost averaging or portfolio rebalancing programs.

This prospectus should be read carefully and retained for future reference. A prospectus for State Farm Variable Product Trust must accompany this prospectus and should be read in conjunction with this prospectus.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


THE POLICIES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR ENDORSED OR GUARANTEED BY, ANY BANK, NOR ARE THEY FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY. THE POLICIES ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

                               TABLE OF CONTENTS

SUMMARY AND DIAGRAM OF THE
     POLICY................................................................   3

INDEX OF TERMS.............................................................   6

PREMIUMS...................................................................   8
     Applying for a Policy.................................................   8
     Exchanges from State Farm Universal Life and State Farm Traditional
     Ordinary Whole Life...................................................
     Free Look Right to Cancel Policy......................................   8
     Premiums..............................................................   8
     Planned Premiums......................................................   8
     Premiums to Prevent Lapse.............................................   9
     Death Benefit Guarantee...............................................   9
     Crediting Premiums to the Policy......................................   9

ALLOCATION OPTIONS.........................................................   9
     Net Premium Allocations...............................................   9
     Subaccount Options....................................................  10
     Fixed Account Option..................................................  11
     Transfers.............................................................  11
     Dollar-Cost Averaging.................................................  11
     Portfolio Rebalancing Program.........................................  12

CHARGES AND DEDUCTIONS.....................................................  12

HOW YOUR POLICY ACCOUNT VALUES
     VARY..................................................................  14
     Policy Account Value..................................................  14
     Cash Value............................................................  14
     Cash Surrender Value..................................................  14
     Subaccount Policy Value...............................................  14
     Fixed Policy Account Value............................................  15

DEATH BENEFITS.............................................................  15
     Amount of Death Benefit Payable.......................................  15
     Death Benefit Options.................................................  16
     Changing the Death Benefit Option.....................................  17
     Changing the Basic Amount.............................................  17
     Effect of Withdrawals on the Death
             Benefit.......................................................  18
     Changing the Beneficiary..............................................  18

LOAN BENEFITS..............................................................  18
     Loan Account..........................................................  18
     Interest..............................................................  18
     Loan Repayment........................................................  18
     Effect of Policy Loan.................................................  19

SURRENDER BENEFITS.........................................................  19
     Full Surrender........................................................  19
     Withdrawals...........................................................  19

HYPOTHETICAL ILLUSTRATIONS of
     ACCUMULATED PREMIUMS, POLICY
     ACCOUNT VALUES, CASH SURRENDER
     VALUES AND DEATH BENEFITS.............................................  20

REQUESTING PAYMENTS and
     TELEPHONE TRANSACTIONS................................................  29
     Requesting Payments...................................................  29
     Telephone Transactions................................................  29

OTHER POLICY BENEFITS AND
     PROVISIONS............................................................  30
     Exchange Provision....................................................  30
     Other Policy Provisions...............................................  30
     Beneficiary...........................................................  30
     Reinstatement.........................................................  30
     Other Changes.........................................................  30
     Reports to Policy Owners..............................................  30
     Assignment and Change of Owner........................................  30
     Supplemental Benefits.................................................  30

STATE FARM AND THE FIXED
     ACCOUNT...............................................................  32

THE VARIABLE ACCOUNT AND
     THE TRUST.............................................................  36

TAX CONSIDERATIONS.........................................................  38

ADDITIONAL INFORMATION.....................................................  40

APPENDIX A.................................................................  42

This prospectus does not constitute an offering in any jurisdiction in which such offering may not be lawfully made.

SUMMARY AND DIAGRAM OF THE POLICY

The following summary of prospectus information and diagram of the important features of the Policy should be read in conjunction with the more detailed information appearing elsewhere in this prospectus. Unless otherwise indicated, the description of the Policy in this prospectus assumes that the Policy is in force and there is no outstanding Loan Amount. Definitions of certain terms used in this prospectus may be found by referring to the Index of Terms immediately following the diagram.

       Purpose of the Policy. The Policy is designed to provide insurance benefits with a long-term investment element. The Policy should be considered in conjunction with other insurance owned by the Owner. It may not be advantageous to replace existing insurance with the Policy.

       Comparison with Universal Life Insurance. The Policy is similar in many ways to universal life insurance. As with universal life insurance: the Owner pays premiums for insurance coverage on the Insured; the Policy provides for the accumulation of a Cash Surrender Value that is payable if the Policy is surrendered during the Insured's lifetime; and the Cash Surrender Value may be substantially lower than the premiums paid. However, the Policy differs significantly from universal life insurance in that the Policy Account Value may decrease if the investment performance of the Subaccounts to which Policy Account Value is allocated is sufficiently adverse. If the Cash Surrender Value becomes insufficient to cover charges when due and the Death Benefit Guarantee is not in effect, the Policy will lapse without value after a grace period. See "Premiums to Prevent Lapse," page _____.

       Tax Considerations. State Farm intends for the Policy to satisfy the definition of a life insurance contract under section 7702 of the Internal Revenue Code of 1986, as amended (the "Code"). Under certain circumstances, a Policy could be treated as a "modified endowment contract." State Farm will monitor Policies and will attempt to notify an Owner on a timely basis if his or her Policy is in jeopardy of becoming a modified endowment contract. For further discussion of the tax status of a Policy and the tax consequences of being treated as a life insurance contract or a modified endowment contract, see "Tax Considerations," page _____.

       Free Look Right to Cancel Policy. For a limited time after the Policy is issued, you have the right to cancel your Policy and receive a full refund of all premiums paid. See "Free Look Right to Cancel Policy," page _____. During this limited period, Net Premiums paid will be allocated to the Fixed Account. See "Net Premium Allocations," page _____.

       Owner Inquiries. If you have any questions, you may write or call our Home Office at P.O. Box 2307, Bloomington, IL 61702-2307, (888) 702-2307

                               DIAGRAM OF POLICY


--------------------------------------------------------------------------------
                                   PREMIUMS

* You select a payment plan but are not required to pay premiums according to the plan. You can vary the frequency and amount, within limits, and can skip planned premiums. See "Planned Premiums," page ___.

* Minimum initial premium and planned premium depend on the Insured's Age, sex, rate class, Basic Amount selected, and any supplemental riders. See "Premiums," page ____.

*  Unplanned premiums may be made, within limits.  See "Premiums," page ____.

*  Under certain circumstances, extra premiums may be required to prevent lapse.  See "Premiums to Prevent Lapse," page ___.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                          ALLOCATION OF NET PREMIUMS

* A 5% premium charge is deducted from each premium before allocation resulting in a net premium.

* You direct the allocation of Net Premiums among six Subaccounts and the Fixed Account. See "Net Premium Allocations," page ___, for rules and limits.

* Interest is credited on amounts allocated to the Fixed Account at a rate determined by State Farm, but not less than an annual effective rate of 4%. See "Transfers," page ___, for rules and limits on Fixed Account allocations.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                      FUNDS AVAILABLE THROUGH SUBACCOUNTS

* The Subaccounts invest in corresponding portfolios of State Farm Variable Product Trust. See "The Trust,'' page ___.

* The current Funds available and their investment advisory fees and other expenses are as follows:


                         Large Cap     Small Cap     International  Stock and             Money
                         Equity Index  Equity Index  Equity Index   Bond Balanced  Bond   Market
                         ------------  ------------  ------------   -------------  ----   ------
Advisory Fees /1/              .26%            .40%          .55%          .36%    .50%     .40%
Other Expenses
(after expense
 limitation)/2/                .10%            .10%          .20%          .10%    .10%     .10%
                         ---------        --------      --------      --------     ------ ------
Total Annual Expenses
 (after expense
 limitation)                   .36%            .50%          .75%          .46%    .60%     .50%
--------------------------------------------------------------------------------


/1/ For each of the Funds other than the Stock and Bond Balanced Fund, the investment advisory fees shown above are the actual amounts expected to be incurred in the current fiscal year for such Funds. The Stock and Bond Balanced Fund, which invests in the Large Cap Equity Index Fund and the Bond Fund, will not pay investment advisory fees directly, but will indirectly bear its share of the investment advisory fees incurred by the Large Cap Equity Index Fund and the Bond Fund. Therefore, the investment results of the Stock and Bond Balanced Fund will be net of these fees. The relative amounts that the Stock and Bond Balanced Fund invests in the Large Cap Equity Index Fund and the Bond Fund at any one time will fluctuate, but under normal circumstances, the Stock and Bond Balanced Fund will attempt to maintain approximately 60% of its net assets in shares of the Large Cap Equity Index Fund and approximately 40% of its net assets in the Bond Fund. Based on these percentages, an approximate investment advisory fee can be derived for the Stock and Bond Balanced Fund. This derived fee is used for the purpose of showing the Stock and Bond Balanced Fund's annual expenses in the table above.

/2/ For each of the Funds other than the Stock and Bond Balanced Fund, "other expenses" are based on estimated amounts for the current fiscal year. The amounts shown for such Funds' "other expenses" reflect the fact that the investment adviser to the Funds has agreed to bear the expenses incurred by each Fund (other than the International Equity Index Fund), other than the investment advisory fee, that exceed 0.10% of such Fund's average daily net assets. The investment adviser to the Funds has agreed to bear the expenses incurred by the International Equity Index Fund, other than the investment advisory fee, that exceed 0.20% of that Fund's average daily net assets. By investing in the Large Cap Equity Index Fund and the Bond Fund, the Stock and Bond Balanced Fund will indirectly bear its share of those underlying Funds' "other expenses" and will incur its own "other expenses." The amount shown for the Stock and Bond Balanced Fund's "other expenses" reflects the fact that the investment adviser to the Funds has agreed to bear the expenses incurred by each underlying Fund, other than the investment advisory fee, that exceed 0.10% of each such Fund's average daily net assets, and that the investment adviser to the Funds has agreed to bear all of the Stock and Bond Balanced Fund's own "other expenses." These expense limitation arrangements are voluntary and can be eliminated by the investment adviser at any time. Absent these expense limitations, estimated "other expenses" for the Large Cap Equity Index Fund, Small Cap Equity Index Fund, International Equity Index Fund, Stock and Bond Balanced Fund, Bond Fund, and Money Market Fund would have been 0.11%, 0.13%, 0.28%, 0.43%, 0.25%, and 0.35%, respectively.

--------------------------------------------------------------------------------
                            DEDUCTIONS FROM ASSETS



* A monthly deduction is made for cost of insurance, $6 current monthly expense charge (maximum of $8 per month), and supplemental benefit charges. See "Charges and Deductions -- Monthly Deduction," page ___.

* A daily charge at a current effective annual rate of 0.80% (maximum effective annual rate of 0.90%) is deducted from assets in the Subaccounts. See "Charges and Deductions -- Mortality and Expense Risk Charge," page ___. This charge is not deducted from assets in the Fixed Account.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                             POLICY ACCOUNT VALUE

* Policy Account Value is the amount in the Subaccounts and in the Fixed Account credited to your Policy plus the value held in the general account to secure the Loan Amount. See "Policy Account Value," page ___, "Fixed Policy Account Value," page ___, and "Subaccount Policy Value," page ___.

* Policy Account Value varies from day to day to reflect Subaccount investment experience, interest credited on any Fixed Account allocations, charges deducted and other Policy transactions (such as Policy loans, transfers and withdrawals).

* Policy Account Value can be transferred among the Subaccounts and the Fixed Account. A $25 transfer processing fee may apply to transfers made after the 12th transfer in a Policy Year. See "Transfers" for rules and limits. Policy loans reduce the amount available for allocations and transfers.

* Policy Account Value serves as the starting point for calculating certain values under a Policy, such as the Cash Surrender Value and the Death Benefit.

*  There is no minimum guaranteed Policy Account Value.  The Policy may lapse on a Deduction Date if the Cash Surrender Value is insufficient to cover the Monthly Deduction then due and the Death Benefit Guarantee is not in effect.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      CASH BENEFITS                          DEATH BENEFITS

*  Loans may be taken for           * Death Benefits are available as a
amounts up to 90% of Cash           lump sum or under a variety of
Value, at a net interest            payment options.
rate of 2%.  See "Loan
                  -----             * The minimum Basic Amount available
Benefits," page ___, and            is $50,000.
--------
 "Tax Treatment of Policy
Benefits," page ___.                *  Death Benefits are available in
                                    two death benefit options: Option 1
*  Withdrawals generally            (greater of Basic Amount plus any Net
can be made up to 4 times           Premium payment received since the
each Policy Year provided           last Deduction Date, or a specified
there is sufficient                 percentage of Policy Account Value);
remaining Cash Surrender            or Option 2 (greater of Basic Amount
Value.  A withdrawal                plus the Policy Account Value, or a
processing fee equal to             specified percentage of Policy
the lesser of $25 or 2%             Account Value).  See "Death Benefits,"
of the amount requested             page ___.
for withdrawal will apply
to each withdrawal.  See            * There is flexibility to change the
"Withdrawals," page ____,           Basic Amount and to change the Death
for rules and limits.               Benefit option.  See "Changing the
                                    Basic Amount" and "Changing the Death
*  The Policy can be                Benefit Option," page ___, for rules
surrendered at any time             and limits.
for its Cash Surrender
Value (Policy Account
Value minus Loan Amount
and minus any applicable            * The Death Benefit Guarantee keeps
surrender charge).  See             the Policy in force regardless of
"Full Surrender," page ___.         sufficiency of Cash Surrender Value
                                    so long as cumulative premiums paid
*  A surrender charge will          on the Policy, less any withdrawals
be deducted from the                and less the Loan Policy Account Value, are
Policy Account Value upon           at least equal to the Minimum Premium.
a full surrender of the             See "Death Benefit Guarantee," page ___.
Policy during the first
10 Policy Years or the              * The Death Benefit should be
first 10 years after an             excludable from the gross income of
increase in Basic Amount.           the Beneficiary.  See "Tax Treatment
See "Surrender Charge,"             of Policy Benefits," page ___.
page ___.

* A variety of payment
options are available.

--------------------------------------------------------------------------

INDEX OF TERMS

Age - Age means the age on the Insured's last birthday as of the Policy Date and each Policy Anniversary. If the Policy Date falls on the birthday of the Insured, the Age will be the age attained by the Insured on the Policy Date.

Cash Value - Policy Account Value less any applicable surrender charge.

Cash Surrender Value - Cash Value less any Loan Amount.

Death Benefit - The amount of insurance provided under the Policy determined by the Death Benefit Option and any insurance amounts provided by riders. The amount payable on the death of the Insured will be reduced by any Loan Amount and any unpaid Monthly Deductions.

Deduction Date - The Policy Date and each monthly anniversary of the Policy
Date.




Home Office - P.O. Box 2307, Bloomington, IL 61702-2307,
1-888-702-2307.

Issue Date - The date the Policy is issued.

Loan Account - A part of our general account to which Policy Account
Value in the Variable Account and the Fixed Account is transferred to provide collateral for any loan taken under the Policy.

Loan Policy Account Value - The value of the Loan Account for this Policy.

Loan Amount - The sum of all outstanding Policy loans including both principal plus accrued interest.

Minimum Premium - For any Policy Month during the first 10 Policy Years the cumulative minimum monthly premium required to keep the Death Benefit Guarantee in effect.

Policy - The Policy contains the Basic Plan, any amendments, endorsements, and riders, and a copy of the application. The Policy is the entire contract.

Policy Anniversary - The same day and month as the Policy Date each year that the Policy remains in force.

Policy Date - If the Policy is issued as applied for and we receive the premium before the Issue Date, the Policy Date is the later of the application date or the date we receive the premium. Otherwise, the Policy Date is the Issue Date. Policy Months, Years and Anniversaries are measured from the Policy Date. The Policy Date cannot be the 29th, 30th, or 31st day of any month.

Policy Account Value - The combined value of your Policy in all of the Subaccounts of the Variable Account, the Fixed Account, and the values held in our general account to secure Policy loans.

Policy Year - Any period of twelve months starting with the Policy Date or a Policy Anniversary.

Valuation Day - Each day on which both the New York Stock Exchange and the Home Office are open for business except for a day that a Subaccount's corresponding Fund does not value its shares. The New York Stock Exchange is currently closed on weekends and on the following holidays: New Year's Day; Reverend Dr. Martin Luther King, Jr. Holiday; Presidents' Day; Good Friday; Memorial Day; Independence Day; Labor Day; Thanksgiving Day; and Christmas Day. During 1998, the Home Office is closed on the Friday after Thanksgiving and the day before Christmas Day.

Valuation Period - The period that starts at the close of regular trading on the New York Stock Exchange on any Valuation Day and ends at the close of regular trading on the next succeeding Valuation Day.

PREMIUMS

     Applying for a Policy. To purchase a Policy, you must complete an application and submit it to an authorized State Farm agent. You also must pay an initial premium of a sufficient amount. See "Premiums," below. Your initial premium can be submitted with your application or at a later date. Coverage becomes effective as of the date we receive the premium, but is limited to $300,000 (unless the Insured is under 15 days old in which case coverage will not exceed $3,000) until the application is approved.

     Generally, State Farm will issue a Policy covering an Insured up to age 80 if evidence of insurability satisfies our underwriting rules and an initial premium of sufficient amount has been received. This amount must be at least equal to the minimum monthly premium if the mode of the Policy is monthly, and 12 times the minimum monthly premium if the mode of the Policy is annual. Evidence of insurability may include, among other things, a medical examination of the Insured. State Farm may, in its sole discretion, issue a Policy covering an Insured over age 80. We reserve the right not to accept an application for any lawful reason.

     Exchanges from State Farm Universal Life and State Farm Traditional Ordinary Whole Life. State Farm will permit the owner of a State Farm Universal Life policy or a State Farm Traditional Ordinary whole life policy to exchange such policy for a Policy subject to the following conditions: (1) the initial Basic Amount for the Policy must equal or exceed the Basic Amount less any policy loan and accrued loan interest for the original policy; (2) State Farm will waive evidence of insurability where the initial Basic Amount of the Policy is equal to the Basic Amount less any policy loan and accrued loan interest for the original policy, and where the death benefit options are the same for exchanges from a Universal Life policy or where the death benefit option is Option 1 for exchanges from a Traditional Ordinary whole life policy; and (3) the original policy must be terminated. State Farm can change this program at any time.

     On exchanges from a Universal Life policy to a Policy, State Farm will waive the surrender charge on the Universal Life policy and will waive the 5% premium charge on the Policy for the amount transferred from the Universal Life policy to the Policy.

     On exchanges from a Traditional Ordinary whole life policy to a Policy, State Farm will waive the 5% premium charge on the Policy for the amount transferred from the Traditional Ordinary whole life policy to the Policy.

     Free Look Right to Cancel Policy. During your "free-look" period, you may cancel your Policy and receive a refund of all premiums paid. The free look period expires 10 days after you receive your Policy. Some states may require a longer period. If you decide to cancel the Policy, you must return it by mail or other delivery to State Farm or to an authorized State Farm agent. Immediately after mailing or delivery, the Policy will be deemed void from the beginning.

     Premiums. The premium amounts sufficient to fund a Policy depend on a number of factors, such as the Age, sex and rate class of the proposed Insured, the desired Basic Amount, and any supplemental benefits. After the initial premium is paid, additional premiums may be paid in any amount (of at least $25) and at any time. However, total premiums paid in a Policy Year may not exceed guideline premium limitations for life insurance set forth in the Code. We reserve the right to reject any premium that would result in the Policy being disqualified as life insurance under the Code and will refund any rejected premium. In addition, we will monitor Policies and will attempt to notify the Owner on a timely basis if his or her Policy is in jeopardy of becoming a modified endowment contract under the Code. See "Tax Considerations," page
_____.

     State Farm allows a credit on conversions of eligible State Farm term insurance to the Policy. The amount of the credit is based on the premiums paid on the term coverage during the 12 months prior to conversion. The amount of the credit will be added to the premium, if any, submitted by the Owner converting the term coverage, and will be treated as part of the initial premium for the Policy (except for purposes of the free look provision). Therefore, the credit will be included in the premiums for purposes of calculating and deducting the premium charge. See "Charges and Deductions -- Premium Charge," page___. If the Policy is surrendered, the credit will not be recaptured by State Farm. The amount of the credit will not be included for purposes of calculating agent compensation. See "Additional Information -- Sale of the Policies," page___.

     Planned Premiums. When you apply for a Policy, you select a monthly or annual premium payment plan. You may arrange for monthly premiums to be paid via automatic deduction from your checking account. You are not required to pay premiums in accordance with this premium plan; rather, you can pay more or less than planned (subject to the $25 minimum) or skip a planned premium entirely. You can change the amount of planned premiums and payment arrangements, or switch between monthly and annual frequencies, whenever you want by providing satisfactory written or telephone instructions to the Home Office (if we have your telephone authorization on file), which will be effective upon our receipt of the instructions. Depending on the Policy Account Value at the time of an increase in the Basic Amount and the amount of the increase requested, a change in the amount of planned premiums may be advisable. See "Changing the Basic Amount," page ___.

     Premiums to Prevent Lapse. Failure to pay planned premiums will not necessarily cause a Policy to lapse. Rather, whether a Policy lapses depends on whether its Cash Surrender Value is insufficient to cover the Monthly Deduction when due. If the Cash Surrender Value on a Deduction Date is less than the Monthly Deduction to be deducted on that date and the Death Benefit Guarantee is not in effect, the Policy will be in default and a grace period will begin. See "Monthly Deduction," page ___ and "Death Benefit Guarantee," below. This could happen if the Cash Surrender Value has decreased due to insufficient investment experience or because premiums paid have been insufficient to offset the Monthly Deduction.

     You have until the end of the grace period to pay the required premium. If the grace period ends prior to the end of the Death Benefit Guarantee (See "Death Benefit Guarantee"), the required premium must be large enough to provide the lesser of (1) the Minimum Premium required at the end of the grace period, or (2) an amount large enough to provide an increase in the Cash Surrender Value sufficient to cover the Monthly Deductions for the grace period and any increase in the surrender charges. If the grace period ends after the end of the Death Benefit Guarantee, the required premium must be large enough to provide an increase in the Cash Surrender Value sufficient to cover the Monthly Deductions for the grace period and any increase in the surrender charges. State Farm will send notice of the amount required to be paid during the grace period to your last known address and to any assignee of record. The grace period will end 61 days after the notice is sent and your Policy will remain in effect during the grace period. If the Insured should die during the grace period before the required premium is paid, the Death Benefit will still be payable to the Beneficiary, although the amount paid will reflect a reduction for the Monthly Deduction(s) due on or before the date of the Insured's death. See "Amount of Death Benefit Payable," page _____. If the required premium has not been paid before the grace period ends, your Policy will lapse. It will have no value and no benefits will be payable. But see "Other Policy Benefits and Provisions," page _____ for a discussion of your reinstatement rights.

     A grace period also may begin if the Cash Surrender Value is insufficient to cover charges due to the outstanding Loan Amount. See "Effect of Policy Loan," page _____.

     Death Benefit Guarantee. During the first 10 Policy Years, so long as cumulative premiums paid, less withdrawals and the Loan Policy Account Value, are at least equal to the Minimum Premium amount for your Policy, the Policy will remain in force, regardless of the sufficiency of Cash Surrender Value to cover Monthly Deductions.

     Crediting Premiums to the Policy. Your initial premium will be credited to the Policy on the Policy Date. Any additional premium received after the Policy Date will be credited to the Policy as of the Valuation Day on which it is received at our Home Office. Premiums received on a non-Valuation Day will be deemed received on the next succeeding Valuation Day.

ALLOCATION OPTIONS

     Net Premium Allocations. When you apply for a Policy, you specify the percentage of Net Premium to be allocated to each Subaccount and the Fixed Account. You can change the allocation percentages at any time by sending satisfactory written or telephone instructions to the Home Office (if we have your telephone authorization on file). The change will apply to all premiums received with or after we receive your instructions. Net Premium allocations must be in percentages totaling 100%, and each allocation percentage must be a whole number.

     Until the free look period expires, all Net Premiums will be allocated to the Fixed Account. At the end of this period, the Policy Account Value is transferred to the Subaccounts and/or remains in the Fixed Account based on the net premium allocation percentages in effect at the time of the transfer. See "How Your Policy Account Values Vary," page __. For this purpose, we assume your free look period starts 10 days after we issue your Policy.

     Subaccount Options. The Variable Account has six Subaccounts, each investing in a specific Fund of the Trust. The Trust is a series-type fund registered with the Securities and Exchange Commission ("SEC") as an open-end management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"). The investment objective(s) of each of the Funds in which Subaccounts invest are summarized below. There is no assurance that these objectives will be met.

     The Large Cap Equity Index Fund seeks to match the performance of the Standard & Poor's Composite Index of 500 Stocks(R)/1/. This Fund will pursue its objective by investing primarily on a capitalization-weighted basis in the securities comprising the index.

     The Small Cap Equity Index Fund seeks to match the performance of the Russell 2000 Small Stock Index(R)/2/. This Fund will pursue its objective by investing primarily in a representative sample of stocks found in the index.

     The International Equity Index Fund seeks to match the performance of the Morgan Stanley Capital International Europe, Australia and Far East Free Index(R)/3/. This Fund will pursue its objective by investing primarily in a representative sample of stocks found in the index.

     The Stock and Bond Balanced Fund seeks long-term growth of capital, balanced with current income. This Fund will pursue its objective by investing primarily in the Large Cap Equity Index Fund and the Bond Fund.

     The Bond Fund seeks to realize over a period of years the highest yield consistent with prudent investment management through current income and capital gains. This Fund will pursue its objective by investing primarily in high quality debt securities.

     The Money Market Fund seeks to maximize current income to the extent consistent with the preservation of capital and maintenance of liquidity. This Fund will pursue its objective by investing exclusively in high quality money market instruments. AN INVESTMENT IN THE MONEY MARKET FUND IS NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT. This Fund will attempt to maintain a stable net asset value of $1.00 per share, BUT THERE CAN BE NO ASSURANCE THAT THE FUND WILL BE ABLE TO DO SO.

Further information about the Funds is contained in the accompanying prospectus for the Trust, which you should read in conjunction with this prospectus. See also "The Trust," page ___.


/1/ Standard & Poor's(R), S&P(R), S&P 500(R), Standard & Poor's 500(R) and 500(R) are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by State Farm and the Trust. The Policy and the Trust are not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the Policy or the Trust.

/2/ The Russell 2000 Index(R) is a trademark/service mark of the Frank Russell Company. Russell(TM) is a trademark of the Frank Russell Company. The Policy and the Trust are not sponsored, endorsed, sold or promoted by the Frank Russell Company, and the Frank Russell Company makes no representation regarding the advisability of investing in the Policy or the Trust.

/3/ The Morgan Stanley Capital International Europe, Australia, and Far East Free (EAFE(R) Free) Index is the exclusive property of Morgan Stanley & Co. Incorporated ("Morgan Stanley"). Morgan Stanley Capital International is a service mark of Morgan Stanley and has been licensed for use by the Trust. The Policy and the Trust are not sponsored, endorsed, sold or promoted by Morgan Stanley and Morgan Stanley makes no representation regarding the advisability of investing in the Policy or the Trust.

     Fixed Account Option. The Fixed Account is part of our general account. It is not a separate account. Amounts allocated to the Fixed Account are credited with interest for the period of allocation at rates determined in our sole discretion, but in no event will interest credited on these amounts be less than an effective annual rate of 4%. The current interest rate is the guaranteed interest rate plus any excess interest rate. The current interest rate is determined periodically. You assume the risk that interest credited may not exceed the guaranteed minimum rate of 4% per year. See "State Farm's Fixed Account Option," below, page ____. There are significant limits on your right to transfer Policy Account Value from the Fixed Account. See "Transfers," below.

     Transfers. You may transfer Policy Account Value from and among the Subaccounts at any time after the end of the free look period. The minimum amount of Policy Account Value that may be transferred from a Subaccount is $250, or, if less, the Policy Account Value held in the Subaccount. Policy Account Value held in the Fixed Account may be transferred from the Fixed Account to a Subaccount or Subaccounts only once each Policy Year and only during the 30-day period following the end of each Policy Year. Unused transfers do not carry over to the next year. The maximum transfer amount is the greater of 25% of the Policy Account Value held in the Fixed Account on the date of the transfer or $1,000, unless waived by us. The amount transferred must be at least $250, or, if less, the Policy Account Value held in the Fixed Account.

     Transfer requests may be made by satisfactory written or telephone request (if we have your telephone authorization on file). A transfer will take effect on the date the request is received at the Home Office. State Farm may, however, defer transfers under the same conditions that we may delay paying proceeds. See "Requesting Payments," page _____. There is no limit on the number of transfers from and among the Subaccounts. However, State Farm reserves the right to impose a $25 per transfer processing fee on each transfer in a Policy Year in excess of
12. For purposes of assessing this fee, each transfer request is considered one transfer, regardless of the number of Subaccounts affected by the transfer. Any unused "free" transfers do not carry over to the next year. State Farm reserves the right to modify, restrict, suspend or eliminate the transfer privileges, including telephone transfer privileges, at any time, for any reason.

     Dollar-Cost Averaging. The dollar-cost averaging program permits you to systematically transfer on a monthly, quarterly, semi-annual or annual basis a set dollar amount from either the Subaccount investing in the Money Market Fund (the "Money Market Subaccount") or the Subaccount investing in the Bond Fund (the "Bond Subaccount") to any combination of Subaccounts and/or the Fixed Account. If the Money Market Subaccount or the Bond Subaccount is the Subaccount from which the transfer is made, it cannot also be used as one of the Subaccounts in this combination. The dollar-cost averaging method of investment is designed to reduce the risk of making purchases only when the price of units is high, but you should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high. Dollar-cost averaging does not assure a profit or protect against a loss.

     You may elect to participate in the dollar-cost averaging program at any time by sending us a written request. To use the dollar-cost averaging program, you must transfer at least $100 from the Money Market Subaccount or Bond Subaccount, as applicable. Once elected, dollar-cost averaging remains in effect from the date we receive your request until the value of the Subaccount from which transfers are being made is depleted, or until you cancel the program by written request or by telephone if we have your telephone authorization on file. There is no additional charge for dollar-cost averaging. A transfer under this program is not considered a transfer for purposes of assessing a transfer processing fee. We reserve the right to discontinue offering the dollar-cost averaging program at any time and for any reason. Dollar-cost averaging is not available while you are participating in the portfolio rebalancing program.

     Portfolio Rebalancing Program. Once your money has been allocated among the Subaccounts, the performance of each Subaccount may cause your allocation to shift. You may instruct us to automatically rebalance (on a monthly, quarterly, semi-annual or annual basis) the value of your Policy in the Subaccounts to return to the percentages specified in your allocation instructions. You may elect to participate in the portfolio rebalancing program at any time by sending us a written request at the Home Office. Your percentage allocations must be in whole percentages. Subsequent changes to your percentage allocations may be made at any time by written or telephone instructions to the Home Office (if we have your telephone authorization on file). Once elected, portfolio rebalancing remains in effect from the date we receive your written request until you instruct us to discontinue portfolio rebalancing. There is no additional charge for using portfolio rebalancing, and a portfolio rebalancing transfer is not considered a transfer for purposes of assessing a transfer processing fee. We reserve the right to discontinue offering the portfolio rebalancing program at any time and for any reason. Portfolio rebalancing does not guarantee a profit or protect against loss. Amounts in the Fixed Account may not be used in connection with the portfolio rebalancing program. Portfolio rebalancing is not available while you are participating in the dollar-cost averaging program.

CHARGES AND DEDUCTIONS

     State Farm deducts the charges described below. Certain of the charges depend on a number of variables, and are illustrated in the hypothetical illustrations beginning on page ____. The charges are for the services and benefits provided, costs and expenses incurred and risks assumed by State Farm under or in connection with the Policies. Services and benefits provided by State Farm include: the death, cash and loan benefits provided by the Policy; investment options, including Net Premium allocations, dollar-cost averaging and portfolio rebalancing programs; administration of various elective options under the Policy; and the distribution of various reports to Owners. Costs and expenses incurred by State Farm include those associated with underwriting applications, increases in Basic Amount, and riders, various overhead and other expenses associated with providing the services and benefits provided by the Policy, sales and marketing expenses, and other costs of doing business, such as federal, state and local premium and other taxes and fees. Risks assumed by State Farm include the risks that Insureds may live for a shorter period of time than estimated, therefore resulting in the payment of greater death benefits than expected, and that the costs of providing the services and benefits under the Policies will exceed the charges deducted.

     . Premium Charge. State Farm deducts a 5% charge from each premium before allocating the resulting Net Premium to the Policy Account Value.

     . Mortality and Expense Risk Charge. State Farm currently deducts a daily charge from assets in the Subaccounts attributable to the Policies at an effective annual rate of 0.80% of net assets. This charge is guaranteed not to exceed an effective annual rate of 0.90% of net assets. This charge does not apply to Fixed Account assets attributable to the Policies. This charge is factored into the net investment factor (see page ____).

     . Monthly Deduction. State Farm deducts the Monthly Deduction on each Deduction Date from Policy Account Value in the Variable Account and the Fixed Account on a pro rata basis. The Monthly Deduction for each Policy consists of (1) the cost of insurance charge discussed below,
          (2) a current monthly expense charge of $6 (it cannot exceed $8 per month), and (3) any charges for additional benefits added by riders to the Policy (see "Supplemental Benefits").

     . Surrender Charge. If the Policy is surrendered during the first 10 Policy Years or the first 10 years after an increase in Basic Amount, State Farm will deduct a surrender charge based on the Basic Amount at issue, or increase, as applicable. The surrender charge will be deducted before any surrender proceeds are paid. The surrender charge depends on the Insured's Age at issue, or on the Policy Anniversary preceding an increase. It is calculated based on an amount per $1,000 of the Basic Amount at issue (or increase). During the 10-year period a surrender charge is in effect, it increases monthly in the first two years, remains level for the next four years, then decreases by 1/5 each year for the next five years to zero. See Appendix A for sample surrender charges. The surrender charge for your Policy will be stated in your Policy.

     . Other Charges. State Farm reserves the right to impose a $25 transfer processing fee on each transfer in a Policy Year in excess of 12. See "Transfers," page ___, for a discussion of the transfer processing fee. On each withdrawal, State Farm will assess a withdrawal processing fee equal to the lesser of $25 or 2% of the amount withdrawn. See "Withdrawals," page ___, for a discussion of the withdrawal processing fee. There are Fund expenses that range on an annual basis from 0.36% to 0.75% of the average daily value of your money invested in the Funds. See "Diagram of Policy," page ____, and the prospectus for the Trust for a description of the investment advisory fees and other expenses incurred by the Funds.

     Comment on Cost of Insurance. The cost of insurance is a significant charge under your Policy because it is the primary charge for the death benefit provided by your Policy. The cost of insurance charge depends on a number of variables that cause the charge to vary from Policy to Policy and from Deduction Date to Deduction Date. It is calculated for the Basic Amount at issue and for any increase in the Basic Amount. The cost of insurance charge is equal to the Company's current monthly cost of insurance rate for the Insured multiplied by the net amount at risk under the Policy for the Basic Amount at issue or as increased. The net amount at risk is equal to the difference between (1) the amount of insurance attributable to the Basic Amount at issue or as increased, as applicable, on the Deduction Date at the start of the month divided by 1.0032737, and (2) the Policy Account Value attributable to the Basic Amount at issue or as increased, as applicable, on the Deduction Date at the start of the month after the deduction of the part of the Monthly Deduction that does not include the cost of insurance and the monthly charge for any Waiver of Monthly Deduction rider. Your Policy describes more specifically how this amount is calculated.

     The cost of insurance rate for the Insured is based on his or her Age, sex and applicable rate class. We currently place Insureds in the following rate classes when we issue the Policy, based on our underwriting: a male or female or unisex rate class where appropriate under applicable law (currently including the state of Montana); and a tobacco or non-tobacco rate class. Juveniles are placed in a male or female or unisex rate class. The original rate class applies to the initial Basic Amount. If an increase in Basic Amount is approved, a different rate class may apply to the increase, based on the Insured's circumstances at the time of the increase. We guarantee that the cost of insurance rates used to calculate the monthly cost of insurance charge will not exceed the maximum cost of insurance rates set forth in the Policy. The maximum cost of insurance rates are based on the Insured's age last birthday at the start of the Policy Year, sex, and, for issue ages 20 and over, tobacco use. If the Insured is age 20 and over on the Policy Date or the effective date of any increase in Basic Amount, the Commissioners 1980 Standard Ordinary Non-Smoker Table applies if the Insured is classified as non-tobacco; otherwise, the Commissioners 1980 Standard Ordinary Smoker Mortality Table applies. If the Insured is under age 20 on the Policy Date or the effective date of any increase in Basic Amount, the Commissioners 1980 Standard Ordinary Mortality Table applies. Modifications are made for rate classes other than standard. See "Hypothetical Illustrations of Accumulated Premiums, Policy Account Values, Cash Surrender Values, and Death Benefits" page___ for examples showing the effects of the cost of insurance charge.

HOW YOUR POLICY ACCOUNT VALUES VARY

     Policy Account Value. The Policy Account Value serves as a starting point for calculating certain values under a Policy. It is the aggregate of the value of your Policy in all of the Subaccounts of the Variable Account, the Fixed Account, and values held in our general account to secure Policy loans. See "Loan Benefits," page ___. The Policy Account Value is determined first on the Policy Date and thereafter on each Valuation Day. The Policy Account Value will vary to reflect the performance of the Subaccounts to which amounts have been allocated, interest credited on amounts allocated to the Fixed Account and Loan Account, charges, transfers, withdrawals, Policy loans, Policy loan interest, and Policy loan repayments. It may be more or less than premiums paid.

     Cash Value. The Cash Value on a Valuation Day is the Policy Account Value reduced by any surrender charge that would be deducted if the Policy were surrendered that day.

     Cash Surrender Value. The Cash Surrender Value on a Valuation Day is the Cash Value reduced by any Loan Amount.

     Subaccount Policy Value. On any Valuation Day, for each Subaccount the Subaccount Policy Value is equal to the number of Subaccount units credited to the Policy multiplied by their unit value for that

Valuation Day. When you allocate an amount to a Subaccount, either by Net Premium allocation, transfer of Policy Account Value or repayment of a Policy loan, your Policy is credited with units in that Subaccount. The number of units is determined by dividing the dollar amount allocated, transferred or repaid to the Subaccount by the Subaccount's unit value for the Valuation Day when the allocation, transfer or repayment is effected. The number of Subaccount units credited to a Policy will decrease when the allocated portion of the Monthly Deduction is taken from the Subaccount, a Policy loan is taken from the Subaccount, an amount is transferred from the Subaccount, a withdrawal is taken from the Subaccount, or the Policy is surrendered.

     Unit Values. A Subaccount's unit value varies to reflect the investment experience of the underlying Fund, and may increase or decrease from one Valuation Day to the next. The unit value for each Subaccount was arbitrarily set at $10 when the Subaccount was established. For each Valuation Period after the date of establishment, the unit value is determined by multiplying the value of a unit for a Subaccount for the prior Valuation Period by the net investment factor for the Subaccount for the current valuation period.

     Net Investment Factor. The net investment factor is an index used to measure the investment performance of a Subaccount from one Valuation Period to the next. The net investment factor for any Subaccount for any Valuation Period reflects the change in the net asset value per share of the Fund held in the Subaccount from one Valuation Period to the next, adjusted for the daily deduction of the mortality and expense risk charge from assets in the Subaccount. If any "ex-dividend" date occurs during the Valuation Period, the per share amount of any dividend or capital gain distribution is taken into account. Also, if any taxes need to be reserved, a per share charge or credit for any taxes reserved for, which is determined by us to have resulted from the operations of the Subaccount, is taken into account.

     Fixed Policy Account Value. The Fixed Policy Account Value on any date on or after the Issue Date is equal to: (1) the sum of the following amounts in the Fixed Account: Net Premium allocations, Policy Account Value transfers, and interest accruals (if the date is a Policy Anniversary it also includes any dividend payments); minus (2) the sum of any Monthly Deductions attributed to the Fixed Account, any withdrawals or transfers (including any transfer processing fee or withdrawal processing fee) from the Fixed Account, and Policy loans taken from the Fixed Account.

DEATH BENEFITS

     As long as the Policy remains in force, we will pay the Death Benefit upon receipt at our Home Office of due proof of the Insured's death. See "Requesting Payment," page ___. The Death Benefit will be paid to the Beneficiary.

     Amount of Death Benefit Payable. The amount of Death Benefit payable is the amount of insurance determined under the Death Benefit Option in effect on the date of the Insured's death, plus any supplemental Death Benefit provided by riders, minus any Loan Amount on that date and, if the date of death occurred during a grace period, minus the past due Monthly Deductions. Under certain circumstances, the amount of the Death Benefit may be further adjusted. See "Incontestability," "Limited Death Benefit" and "Misstatement of Age or Sex," page _____. If the Insured dies before a Policy is issued, the Death Benefit payable is limited to $300,000, unless the insured is under 15 days old in which case the Death Benefit payable will not exceed $3,000.

     Death Benefit Options. The Policy Account Value on the date of death of the Insured is used in determining the amount of insurance. Under Option 1, the Death Benefit is the greater of (1) the Basic Amount plus any Net Premiums received since the last Deduction Date, or (2) the applicable percentage amount of the Policy Account Value based on the Insured's Age at the start of the current Policy Year, as determined using the table of percentages prescribed by federal income tax law. Under Option 2, the Death Benefit is the greater of (1) the Basic Amount plus the Policy Account Value, or (2) the applicable percentage amount of the Policy Account Value based on the Insured's Age at the start of the current Policy Year, as determined using the table of percentages prescribed by federal income tax law. The percentage is 250% to Age 40 and declines thereafter as the Insured's Age increases. The table of percentages is shown below. If the table of percentages currently in effect becomes inconsistent with any federal income tax laws and/or regulations, we reserve the right to change the table.


------------------------------------------------------------
        Table of Percentages of Policy Account Value
------------------------------------------------------------

  Age     Percentage   Age  Percentage     Age    Percentage
------------------------------------------------------------
 0 - 40       250%      54     157%         68        117%
   41         243%      55     150%         69        116%
   42         236%      56     146%         70        115%
   43         229%      57     142%         71        113%
   44         222%      58     138%         72        111%
   45         215%      59     134%         73        109%
   46         209%      60     130%         74        107%
   47         203%      61     128%       75 - 90     105%
   48         197%      62     126%         91        104%
   49         191%      63     124%         92        103%
   50         185%      64     122%         93        102%
   51         178%      65     120%         94        101%
   52         171%      66     119%        95+        100%
   53         164%      67     118%
------------------------------------------------------------

      Under Option 1, the Death Benefit ordinarily will not change. Under Option 2, the Death Benefit will vary directly with the investment performance of the Policy Account Value. To see how and when investment performance may begin to affect the Death Benefit, please see the hypothetical illustrations beginning on page _____.

      Changing the Death Benefit Option. You select the Death Benefit Option when you apply for the Policy. You may change the Death Benefit Option on your Policy subject to the following rules. Each change must be submitted by written request received by our Home Office and no more than one change in the Death Benefit Option may be made in any Policy Year. The effective date of the change will be the date when we receive the request for the change. We will send you revised Policy schedule pages reflecting the new Death Benefit Option and the effective date of the change. If you request a change from Option 1 to Option 2, the Basic Amount will be decreased by the Policy Account Value on the effective date of the change. When a change from Option 2 to Option 1 is made, the Basic Amount after the change will be increased by the Policy Account Value on the effective date of the change. The minimum monthly premium for the Death Benefit Guarantee will also change when a Death Benefit Option change is made.

      Changing the Basic Amount. You select the Basic Amount when you apply for the Policy. You may change the Basic Amount, subject to the following conditions. No change will be permitted that may result in your Policy being disqualified as a life insurance contract under Section 7702 of the Code.
Only one change (increase or decrease) may be made during a Policy Year. To increase the Basic Amount, contact an authorized State Farm agent. To decrease the Basic Amount, submit a written request to our Home Office. Any increase in the Basic Amount must be at least $25,000 and an application must be submitted, along with evidence of insurability satisfactory to State Farm. There must be enough Cash Surrender Value to make a Monthly Deduction that includes the cost of insurance for the increase.

      A change in planned premiums may be advisable based on the increase in Basic Amount. See "Planned Premiums," above, page ____. Also, the minimum monthly premium for the Death Benefit Guarantee will increase. The increase in Basic Amount, if approved by us, will become effective on the date the increase is applied for and the Policy Account Value will be adjusted to the extent necessary to reflect a portion of the Monthly Deduction attributable to the increase as of the effective date and any intervening Deduction Date based on the increase in Basic Amount. The surrender charge will increase upon an increase in Basic Amount. No increases will be allowed after the Policy Anniversary when the Insured is age 80.

      Any decrease in the Basic Amount must be at least $10,000, and the Basic Amount after the decrease must be at least $50,000. A decrease in Basic Amount will become effective on the date we receive a written request at our Home Office. Also, the minimum monthly premium for the Death Benefit Guarantee will decrease. Any decrease will first be used to reduce the most recent increase, then the next most recent increases, then the initial Basic Amount. No surrender charge will be deducted upon a decrease in Basic Amount. The surrender charge will not be reduced upon a decrease in Basic Amount.

      Effect of Withdrawals on the Death Benefit. A withdrawal will affect your Death Benefit in the following respects. If Death Benefit Option 1 is in effect, the Basic Amount will also be reduced by the withdrawal amount dollar-for-dollar. If the Basic Amount reflects increases in the Initial Basic Amount, the withdrawal will reduce first the most recent increase, and then the next most recent increase, if any, in reverse order, and finally the Initial Basic Amount. If Death Benefit Option 2 is in effect, the Basic Amount is unaffected by the withdrawal.

      Changing the Beneficiary. You designate the Beneficiary(ies) when you apply for the Policy. You may change the designated Beneficiary by submitting a satisfactory written request received by our Home Office. If the Insured dies and there is no surviving Beneficiary, the Insured's estate will be the Beneficiary.

LOAN BENEFITS

      You may borrow an amount(s) up to 90% of your Cash Value at any time. See "Requesting Payment," page ___. Requests for Policy loans may be made in writing or by telephone (if we have your telephone authorization on file). See "Requesting Payments and Telephone Transactions," page ___. Outstanding Policy loans, including accrued interest, reduce the amount available for new loans.

      Loan Account. The Policy Account Value is not affected when a loan is made. However, an amount equal to the loan proceeds is transferred from the Policy Account Value in the Variable Account and Fixed Account to the Loan Account, and is held as "collateral" for the loan. If you do not direct an allocation for this transfer when requesting the loan we will take it on a pro rata basis. When a loan is repaid, an amount equal to the repayment is transferred from the Loan Account to the Variable Account and Fixed Account and allocated as you direct when submitting the repayment. If you provide no direction, the amount will be allocated in accordance with your standing instructions for Net Premium allocations.

      Interest. We will charge interest daily on any outstanding Policy loan at an effective annual rate of 8.0%. Interest is due and payable at the end of each Policy Year while a Policy loan is outstanding. On each Policy Anniversary, any unpaid amount of loan interest accrued since the last Policy Anniversary becomes part of the outstanding loan. An amount equal to the unpaid amount of interest is transferred to the Loan Account from each Subaccount and the Fixed Account on a pro-rata basis according to the respective values in each Subaccount and the Fixed Account. On each Deduction Date, the amount in the Loan Account will be credited with interest at a minimum guaranteed annual effective rate of 6.0%. On each Deduction Date, the interest so earned is transferred to the Subaccounts and the Fixed Account in accordance with the instructions for Net Premium allocations then in effect.

      Loan Repayment. You may repay all or part of your Loan Amount at any time while the Insured is living and the Policy is in force. Loan repayments must be sent to our Home Office and will be credited as of the Valuation Day received. A Policy loan repayment is not treated as a premium payment and is not subject to the 5% premium charge.

      Effect of Policy Loan. A Policy loan, whether or not repaid, will affect Policy values over time because the investment results of the Subaccounts and current interest rates credited on Policy Account Value in the Fixed Account will apply only to the non-loaned portion of the Policy Account Value. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Subaccounts or credited interest rates for the Fixed Account while the Policy loan is outstanding, the effect could be favorable or unfavorable. Policy loans, particularly if not repaid, could make it more likely than otherwise for a Policy to terminate. See "Tax Considerations," below, page ____, for a discussion of adverse tax consequences if a Policy lapses with Policy loans outstanding. If the Death Benefit becomes payable while a Policy loan is outstanding, the Loan Amount will be deducted in calculating the Death Benefit. If the Loan Amount exceeds the Cash Value on any Deduction Date and the Death Benefit Guarantee is not in effect, the Policy will be in default. We will send you, and any assignee of record, notice of the default. You will have a 61-day grace period to submit a sufficient payment to avoid lapse.

SURRENDER BENEFITS

      Full Surrender. You may surrender your Policy at any time for its Cash Surrender Value. See "Requesting Payments," page ___. A surrender charge may apply. See "Surrender Charge," page ___. Your Policy will terminate and cease to be in force if it is surrendered for a lump sum. It cannot later be reinstated.

      Withdrawals. You may make withdrawals under your Policy. See "Requesting Payments," page ___. Requests for withdrawals may be made in writing or by telephone (if we have your telephone authorization on file). See "Requesting Payments and Telephone Transactions," page ___. The minimum withdrawal amount is $500. A withdrawal must be less than the Cash Surrender Value on the day the request for withdrawal is effective. No more than four withdrawals may be made during a Policy Year. A withdrawal processing fee equal to the lesser of $25 or 2% of the amount withdrawn will be assessed on a withdrawal. This charge will be deducted from your Policy Account Value along with the amount requested to be withdrawn. When you request a withdrawal, you can direct how the withdrawal will be deducted from your Policy Account Value. If you provide no directions, the withdrawal will be deducted from your Policy Account Value in the Subaccounts and Fixed Account on a pro-rata basis.

HYPOTHETICAL ILLUSTRATIONS OF ACCUMULATED PREMIUMS, POLICY ACCOUNT VALUES, CASH SURRENDER VALUES, AND DEATH BENEFITS

     The following illustrations show how certain values under a sample Policy change with assumed investment performance over an extended period of time. In particular, they illustrate how Policy Account Values, Cash Surrender Values and Death Benefits under a Policy covering an Insured of a given Age on the Policy Date would vary over time if planned premiums were paid annually at the beginning of each Policy Year and the return on the assets in the Subaccounts were a uniform gross annual rate of 0%, 6% or 12%, before deduction of any fees and charges, including Fund fees and charges. The tables also show planned premiums accumulated at 5% interest. The values under a Policy would be different from those shown if the returns averaged 0%, 6% or 12% but fluctuated over and under those averages throughout the years shown. The hypothetical investment rates of return are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return used in the illustrations.

     The illustrations assume an average annual expense ratio of .53% of the average daily net assets of the Funds available under the Policies, based on the estimated expense ratios for the Fund expenses and fees for the first year of operations, as shown in the table on page _____. For information on Fund expenses and fees, see the prospectus for the Funds accompanying this prospectus. The current charge illustrations also reflect the 0.80% mortality and expense risk charge to the Variable Account. The maximum charge illustrations reflect the maximum 0.90% mortality and expense risk charge to the Variable Account. After deduction of Fund expenses and fees and the mortality and expense risk charge, the illustrated gross annual investment rates of return of 0%, 6% and 12% would correspond to approximate net annual rates of return for the Subaccounts of -1.32%, 4.60% and 10.52%, respectively, for the current charge illustrations, and -1.42%, 4.49%, and 10.41% respectively, for the maximum charge illustrations.

     The illustrations also reflect the Monthly Deduction for the hypothetical Insured. Our current charges and the higher maximum charges we have the contractual right to charge are reflected in separate illustrations on each of the following pages. All the illustrations reflect the fact that no charges for Federal or state income taxes are currently made against the Variable Account and assume no Loan Amount or charges for supplemental benefits.

     The illustrations are based on our sex distinct rates for non-tobacco users. Upon request, we will furnish a comparable illustration based upon the proposed Insured's individual circumstances. Such illustrations may assume different hypothetical rates of return than those illustrated in the following tables.

                   FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                  MALE ISSUE AGE 35      STANDARD NON-TOBACCO
           $100,000 INITIAL DEATH BENEFIT      $1,250 ANNUAL PREMIUM
                            DEATH BENEFIT OPTION 1
                        VALUES BASED ON CURRENT CHARGES


               Premiums              POLICY ACCOUNT VALUE                       CASH SURRENDER VALUE
             Accumulated    ---------------------------------------         ----------------------------
            at 5% Interest           Assuming Hypothetical                     Assuming Hypothetical
               Per Year                 Gross (and Net)                           Gross (and Net)
            --------------        Annual Investment Return of               Annual Investment Return of
                            ---------------------------------------         ----------------------------
  End of                      0% Gross     6% Gross     12% Gross      0% Gross      6% Gross       12% Gross
  Pol Yr                    (-1.32% Net)  (4.60% Net)  (10.52% Net)  (-1.32% Net)   (4.60% Net)   (10.52% Net)
   1.00              1,313          961        1,024         1,088           703            766            830
   2.00              2,691        1,904        2,091         2,286         1,388          1,575          1,770
   3.00              4,138        2,829        3,201         3,604         2,313          2,685          3,088
   4.00              5,657        3,734        4,355         5,053         3,218          3,839          4,537
   5.00              7,252        4,619        5,553         6,648         4,103          5,037          6,132

   6.00              8,928        5,483        6,798         8,401         4,967          6,282          7,885
   7.00             10,686        6,325        8,090        10,331         5,912          7,677          9,918
   8.00             12,533        7,143        9,430        12,453         6,834          9,120         12,144
   9.00             14,472        7,939       10,821        14,790         7,732         10,614         14,584
  10.00             16,508        8,709       12,262        17,363         8,606         12,159         17,260

  15.00             28,322       12,161       20,307        34,765        12,161         20,307         34,765
  20.00             43,399       14,844       29,941        63,434        14,844         29,941         63,434
  25.00             62,642       16,437       41,433       110,673        16,437         41,433        110,673
  30.00             87,201       16,238       55,107       187,484        16,238         55,107        187,484


                          DEATH BENEFIT
                   ----------------------------
                       Assuming Hypothetical
                          Gross (and Net)
                    Annual Investment Return of
                    ----------------------------
 End of        0% Gross        6% Gross       12% Gross
 Pol Yr      (-1.32% Net)    (4.60% Net)     (10.52% Net)
   1.00          100,000       100,000        100,000
   2.00          100,000       100,000        100,000
   3.00          100,000       100,000        100,000
   4.00          100,000       100,000        100,000
   5.00          100,000       100,000        100,000

   6.00          100,000       100,000        100,000
   7.00          100,000       100,000        100,000
   8.00          100,000       100,000        100,000
   9.00          100,000       100,000        100,000
  10.00          100,000       100,000        100,000

  15.00          100,000       100,000        100,000
  20.00          100,000       100,000        100,000
  25.00          100,000       100,000        148,302
  30.00          100,000       100,000        228,730

        (1) ASSUMES ANNUAL PREMIUMS ARE PAID AT THE BEGINNING OF EACH POLICY
            YEAR.
        (2) ASSUMES NO POLICY LOANS OR WITHDRAWALS ARE MADE.
        (3) ZERO VALUES INDICATE TERMINATION OF INSURANCE COVERAGE IN THE ABSENCE OF ADDITIONAL PREMIUM PAYMENTS.


THE HYPOTHETICAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND THE ACTUAL EXPERIENCE OF THE ACCOUNTS. THE POLICY ACCOUNT VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0.00%, 6.00%, AND 12.00% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY STATE FARM OR ANY OF THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME. VALUES ILLUSTRATED ARE NET OF ANY APPLICABLE CHARGES, SUCH AS PREMIUM CHARGES, MORTALITY AND EXPENSE RISK CHARGES, MONTHLY EXPENSE CHARGES, COST OF INSURANCE CHARGES, AND CHARGES FOR FUND EXPENSES AND FEES.

                   FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                  MALE ISSUE AGE 35      STANDARD NON-TOBACCO
           $100,000 INITIAL DEATH BENEFIT      $1,250 ANNUAL PREMIUM
                            DEATH BENEFIT OPTION 1
                        VALUES BASED ON MAXIMUM CHARGES


               Premiums              POLICY ACCOUNT VALUE                       CASH SURRENDER VALUE
             Accumulated    ---------------------------------------         ----------------------------
            at 5% Interest           Assuming Hypothetical                     Assuming Hypothetical
               Per Year                 Gross (and Net)                           Gross (and Net)
            --------------        Annual Investment Return of               Annual Investment Return of
                            ---------------------------------------         ----------------------------
  End of                      0% Gross     6% Gross     12% Gross      0% Gross      6% Gross       12% Gross
  Pol Yr                    (-1.42% Net)  (4.49% Net)  (10.41% Net)  (-1.42% Net)   (4.49% Net)   (10.41% Net)
   1.00              1,313          906          968         1,030           648            710            772
   2.00              2,691        1,792        1,971         2,159         1,276          1,455          1,643
   3.00              4,138        2,655        3,010         3,396         2,139          2,494          2,880
   4.00              5,657        3,495        4,085         4,752         2,979          3,569          4,236
   5.00              7,252        4,312        5,197         6,238         3,796          4,681          5,722

   6.00              8,928        5,103        6,345         7,865         4,587          5,829          7,349
   7.00             10,686        5,868        7,531         9,649         5,455          7,118          9,236
   8.00             12,533        6,606        8,755        11,606         6,297          8,445         11,297
   9.00             14,472        7,317       10,018        13,754         7,111          9,812         13,547
  10.00             16,508        7,999       11,321        16,111         7,895         11,218         16,008

  15.00             28,322       10,915       18,445        31,905        10,915         18,445         31,905
  20.00             43,399       12,763       26,573        57,582        12,763         26,573         57,582
  25.00             62,642       12,907       35,536        99,781        12,907         35,536         99,781
  30.00             87,201       10,227       45,105       167,671        10,227         45,105        167,671


                          DEATH BENEFIT
                   ----------------------------
                      Assuming Hypothetical
                         Gross (and Net)
                   Annual Investment Return of
                   ----------------------------
  End of      0% Gross      6% Gross       12% Gross
  Pol Yr    (-1.42% Net)   (4.49% Net)   (10.41% Net)
   1.00         100,000        100,000        100,000
   2.00         100,000        100,000        100,000
   3.00         100,000        100,000        100,000
   4.00         100,000        100,000        100,000
   5.00         100,000        100,000        100,000

   6.00         100,000        100,000        100,000
   7.00         100,000        100,000        100,000
   8.00         100,000        100,000        100,000
   9.00         100,000        100,000        100,000
  10.00         100,000        100,000        100,000

  15.00         100,000        100,000        100,000
  20.00         100,000        100,000        100,000
  25.00         100,000        100,000        133,707
  30.00         100,000        100,000        204,559


        (1) ASSUMES ANNUAL PREMIUMS ARE PAID AT THE BEGINNING OF EACH POLICY
            YEAR.
        (2) ASSUMES NO POLICY LOANS OR WITHDRAWALS ARE MADE.
        (3) ZERO VALUES INDICATE TERMINATION OF INSURANCE COVERAGE IN THE ABSENCE OF ADDITIONAL PREMIUM PAYMENTS.


THE HYPOTHETICAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND THE ACTUAL EXPERIENCE OF THE ACCOUNTS. THE POLICY ACCOUNT VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0.00%, 6.00%, AND 12.00% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY STATE FARM OR ANY OF THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME. VALUES ILLUSTRATED ARE NET OF ANY APPLICABLE CHARGES, SUCH AS PREMIUM CHARGES, MORTALITY AND EXPENSE RISK CHARGES, MONTHLY EXPENSE CHARGES, COST OF INSURANCE CHARGES, AND CHARGES FOR FUND EXPENSES AND FEES.

                   FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                  MALE ISSUE AGE 35      STANDARD NON-TOBACCO
           $100,000 INITIAL DEATH BENEFIT      $1,250 ANNUAL PREMIUM
                            DEATH BENEFIT OPTION 2
                        VALUES BASED ON CURRENT CHARGES


               Premiums              POLICY ACCOUNT VALUE                       CASH SURRENDER VALUE
             Accumulated    ---------------------------------------         ----------------------------
            at 5% Interest           Assuming Hypothetical                     Assuming Hypothetical
               Per Year                 Gross (and Net)                           Gross (and Net)
            --------------        Annual Investment Return of               Annual Investment Return of
                            ---------------------------------------         ----------------------------
  End of                      0% Gross     6% Gross     12% Gross      0% Gross      6% Gross       12% Gross
  Pol Yr                    (-1.32% Net)  (4.60% Net)  (10.52% Net)  (-1.32% Net)   (4.60% Net)   (10.52% Net)
   1.00              1,313          959        1,023         1,086           701            765            828
   2.00              2,691        1,899        2,086         2,280         1,383          1,570          1,764
   3.00              4,138        2,820        3,191         3,592         2,304          2,675          3,076
   4.00              5,657        3,719        4,336         5,032         3,203          3,820          4,516
   5.00              7,252        4,596        5,524         6,612         4,080          5,008          6,096

   6.00              8,928        5,450        6,755         8,346         4,934          6,239          7,830
   7.00             10,686        6,279        8,028        10,248         5,866          7,615          9,835
   8.00             12,533        7,082        9,344        12,335         6,772          9,035         12,026
   9.00             14,472        7,859       10,706        14,625         7,653         10,499         14,419
  10.00             16,508        8,609       12,111        17,137         8,505         12,008         17,034

  15.00             28,322       11,897       19,824        33,876        11,897         19,824         33,876
  20.00             43,399       14,281       28,683        60,564        14,281         28,683         60,564
  25.00             62,642       15,357       38,454       103,059        15,357         38,454        103,059
  30.00             87,201       14,294       48,323       170,442        14,294         48,323        170,442

                      DEATH BENEFIT
               ----------------------------
                  Assuming Hypothetical
                     Gross (and Net)
               Annual Investment Return of
               ----------------------------
  End of    0% Gross      6% Gross       12% Gross
  Pol Yr  (-1.32% Net)   (4.60% Net)   (10.52% Net)
   1.00       100,959        101,023        101,086
   2.00       101,899        102,086        102,280
   3.00       102,820        103,191        103,592
   4.00       103,719        104,336        105,032
   5.00       104,596        105,524        106,612

   6.00       105,450        106,755        108,346
   7.00       106,279        108,028        110,248
   8.00       107,082        109,344        112,335
   9.00       107,859        110,706        114,625
  10.00       108,609        112,111        117,137

  15.00       111,897        119,824        133,876
  20.00       114,281        128,683        160,564
  25.00       115,357        138,454        203,059
  30.00       114,294        148,323        270,442


     (1) ASSUMES ANNUAL PREMIUMS ARE PAID AT THE BEGINNING OF EACH POLICY YEAR.
     (2) ASSUMES NO POLICY LOANS OR WITHDRAWALS ARE MADE.
     (3) ZERO VALUES INDICATE TERMINATION OF INSURANCE COVERAGE IN THE ABSENCE OF ADDITIONAL PREMIUM PAYMENTS.

THE HYPOTHETICAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND THE ACTUAL EXPERIENCE OF THE ACCOUNTS. THE POLICY ACCOUNT VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0.00%, 6.00%, AND 12.00% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY STATE FARM OR ANY OF THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME. VALUES ILLUSTRATED ARE NET OF ANY APPLICABLE CHARGES, SUCH AS PREMIUM CHARGES, MORTALITY AND EXPENSE RISK CHARGES, MONTHLY EXPENSE CHARGES, COST OF INSURANCE CHARGES, AND CHARGES FOR FUND EXPENSES AND FEES.

                   FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                  MALE ISSUE AGE 35      STANDARD NON-TOBACCO
           $100,000 INITIAL DEATH BENEFIT      $1,250 ANNUAL PREMIUM
                            DEATH BENEFIT OPTION 2
                        VALUES BASED ON MAXIMUM CHARGES


               Premiums              POLICY ACCOUNT VALUE                       CASH SURRENDER VALUE
             Accumulated    ---------------------------------------         ----------------------------
            at 5% Interest           Assuming Hypothetical                     Assuming Hypothetical
               Per Year                 Gross (and Net)                           Gross (and Net)
            --------------        Annual Investment Return of               Annual Investment Return of
                            ---------------------------------------         ----------------------------
  End of                      0% Gross     6% Gross     12% Gross      0% Gross      6% Gross       12% Gross
  Pol Yr                    (-1.42% Net)  (4.49% Net)  (10.41% Net)  (-1.42% Net)   (4.49% Net)   (10.41% Net)
   1.00              1,313          904          966         1,028           646            708            770
   2.00              2,691        1,787        1,966         2,153         1,271          1,450          1,637
   3.00              4,138        2,644        2,998         3,382         2,128          2,482          2,866
   4.00              5,657        3,477        4,064         4,726         2,961          3,548          4,210
   5.00              7,252        4,285        5,163         6,195         3,769          4,647          5,679

   6.00              8,928        5,063        6,294         7,799         4,547          5,778          7,283
   7.00             10,686        5,813        7,457         9,551         5,401          7,045          9,139
   8.00             12,533        6,534        8,654        11,466         6,224          8,344         11,156
   9.00             14,472        7,223        9,882        13,557         7,017          9,676         13,351
  10.00             16,508        7,880       11,142        15,842         7,777         11,039         15,739

  15.00             28,322       10,604       17,874        30,849        10,604         17,874         30,849
  20.00             43,399       12,093       25,061        54,102        12,093         25,061         54,102
  25.00             62,642       11,619       31,877        89,811        11,619         31,877         89,811
  30.00             87,201        8,034       36,770       144,300         8,034         36,770        144,300


                            DEATH BENEFIT
                     ----------------------------
                        Assuming Hypothetical
                           Gross (and Net)
                     Annual Investment Return of
                     ----------------------------
  End of        0% Gross      6% Gross       12% Gross
  Pol Yr      (-1.42% Net)   (4.49% Net)   (10.41% Net)
   1.00           100,904        100,966        101,028
   2.00           101,787        101,966        102,153
   3.00           102,644        102,998        103,382
   4.00           103,477        104,064        104,726
   5.00           104,285        105,163        106,195

   6.00           105,063        106,294        107,799
   7.00           105,813        107,457        109,551
   8.00           106,534        108,654        111,466
   9.00           107,223        109,882        113,557
  10.00           107,880        111,142        115,842

  15.00           110,604        117,874        130,849
  20.00           112,093        125,061        154,102
  25.00           111,619        131,877        189,811
  30.00           108,034        136,770        244,300



     (1) ASSUMES ANNUAL PREMIUMS ARE PAID AT THE BEGINNING OF EACH POLICY YEAR.
     (2) ASSUMES NO POLICY LOANS OR WITHDRAWALS ARE MADE.
     (3) ZERO VALUES INDICATE TERMINATION OF INSURANCE COVERAGE IN THE ABSENCE OF ADDITIONAL PREMIUM PAYMENTS.

THE HYPOTHETICAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND THE ACTUAL EXPERIENCE OF THE ACCOUNTS. THE POLICY ACCOUNT VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0.00%, 6.00%, AND 12.00% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY STATE FARM OR ANY OF THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME. VALUES ILLUSTRATED ARE NET OF ANY APPLICABLE CHARGES, SUCH AS PREMIUM CHARGES, MORTALITY AND EXPENSE RISK CHARGES, MONTHLY EXPENSE CHARGES, COST OF INSURANCE CHARGES, AND CHARGES FOR FUND EXPENSES AND FEES.

                   FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                  MALE ISSUE AGE 50      STANDARD NON-TOBACCO
           $100,000 INITIAL DEATH BENEFIT      $2,500 ANNUAL PREMIUM
                            DEATH BENEFIT OPTION 1
                        VALUES BASED ON CURRENT CHARGES


               Premiums              POLICY ACCOUNT VALUE                       CASH SURRENDER VALUE
             Accumulated    ---------------------------------------         ----------------------------
            at 5% Interest           Assuming Hypothetical                     Assuming Hypothetical
               Per Year                 Gross (and Net)                           Gross (and Net)
            --------------        Annual Investment Return of               Annual Investment Return of
                            ---------------------------------------         ----------------------------
  End of                      0% Gross     6% Gross     12% Gross      0% Gross      6% Gross       12% Gross
  Pol Yr                    (-1.32% Net)  (4.60% Net)  (10.52% Net)  (-1.32% Net)   (4.60% Net)   (10.52% Net)
   1.00              2,625        1,893        2,020         2,146         1,257          1,384          1,510
   2.00              5,381        3,742        4,112         4,499         2,470          2,840          3,227
   3.00              8,275        5,542        6,279         7,077         4,270          5,007          5,805
   4.00             11,314        7,292        8,519         9,903         6,020          7,247          8,631
   5.00             14,505        8,990       10,836        13,003         7,718          9,564         11,731

   6.00             17,855       10,633       13,232        16,406         9,361         11,960         15,134
   7.00             21,373       12,217       15,705        20,144        11,199         14,687         19,126
   8.00             25,066       13,742       18,261        24,255        12,979         17,498         23,492
   9.00             28,945       15,204       20,902        28,781        14,695         20,393         28,272
  10.00             33,017       16,599       23,628        33,770        16,344         23,374         33,515

  15.00             56,644       22,313       38,590        67,871        22,313         38,590         67,871
  20.00             86,798       25,187       56,200       125,325        25,187         56,200        125,325
  25.00            125,284       23,604       78,177       218,977        23,604         78,177        218,977
  30.00            174,402       15,037      108,719       372,707        15,037        108,719        372,707


                           DEATH BENEFIT
                    ----------------------------
                       Assuming Hypothetical
                          Gross (and Net)
                    Annual Investment Return of
                    ----------------------------
  End of        0% Gross      6% Gross       12% Gross
  Pol Yr      (-1.32% Net)   (4.60% Net)   (10.52% Net)
   1.00           100,000        100,000        100,000
   2.00           100,000        100,000        100,000
   3.00           100,000        100,000        100,000
   4.00           100,000        100,000        100,000
   5.00           100,000        100,000        100,000

   6.00           100,000        100,000        100,000
   7.00           100,000        100,000        100,000
   8.00           100,000        100,000        100,000
   9.00           100,000        100,000        100,000
  10.00           100,000        100,000        100,000

  15.00           100,000        100,000        100,000
  20.00           100,000        100,000        145,377
  25.00           100,000        100,000        234,306
  30.00           100,000        114,155        391,342


     (1) ASSUMES ANNUAL PREMIUMS ARE PAID AT THE BEGINNING OF EACH POLICY YEAR.
     (2) ASSUMES NO POLICY LOANS OR WITHDRAWALS ARE MADE.
     (3) ZERO VALUES INDICATE TERMINATION OF INSURANCE COVERAGE IN THE ABSENCE OF ADDITIONAL PREMIUM PAYMENTS.

THE HYPOTHETICAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND THE ACTUAL EXPERIENCE OF THE ACCOUNTS. THE POLICY ACCOUNT VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0.00%, 6.00%, AND 12.00% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY STATE FARM OR ANY OF THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME. VALUES ILLUSTRATED ARE NET OF ANY APPLICABLE CHARGES, SUCH AS PREMIUM CHARGES, MORTALITY AND EXPENSE RISK CHARGES, MONTHLY EXPENSE CHARGES, COST OF INSURANCE CHARGES, AND CHARGES FOR FUND EXPENSES AND FEES.

                   FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                  MALE ISSUE AGE 50      STANDARD NON-TOBACCO
           $100,000 INITIAL DEATH BENEFIT      $2,500 ANNUAL PREMIUM
                            DEATH BENEFIT OPTION 1
                        VALUES BASED ON MAXIMUM CHARGES


               Premiums              POLICY ACCOUNT VALUE                        CASH SURRENDER VALUE
             Accumulated    ---------------------------------------          ----------------------------
            at 5% Interest           Assuming Hypothetical                      Assuming Hypothetical
               Per Year                 Gross (and Net)                            Gross (and Net)
            --------------        Annual Investment Return of                Annual Investment Return of
                            ---------------------------------------          ----------------------------
  End of                      0% Gross     6% Gross     12% Gross      0% Gross      6% Gross       12% Gross
  Pol Yr                    (-1.42% Net)  (4.49% Net)  (10.41% Net)  (-1.42% Net)   (4.49% Net)   (10.41% Net)
   1.00              2,625        1,748        1,869         1,992         1,112          1,233          1,356
   2.00              5,381        3,435        3,786         4,154         2,163          2,514          2,882
   3.00              8,275        5,056        5,749         6,502         3,784          4,477          5,230
   4.00             11,314        6,606        7,753         9,050         5,334          6,481          7,778
   5.00             14,505        8,082        9,797        11,817         6,810          8,525         10,545

   6.00             17,855        9,479       11,879        14,825         8,207         10,607         13,553
   7.00             21,373       10,792       13,998        18,101         9,775         12,980         17,083
   8.00             25,066       12,021       16,155        21,675        11,258         15,392         20,912
   9.00             28,945       13,159       18,348        25,582        12,650         17,839         25,073
  10.00             33,017       14,198       20,574        29,858        13,943         20,319         29,604

  15.00             56,644       17,532       32,025        58,633        17,532         32,025         58,633
  20.00             86,798       16,338       43,595       107,663        16,338         43,595        107,663
  25.00            125,284        6,620       54,641       187,779         6,620         54,641        187,779
  30.00            174,402         0.00       64,183       317,834          0.00         64,183        317,834



                           DEATH BENEFIT
                    ----------------------------
                       Assuming Hypothetical
                          Gross (and Net)
                    Annual Investment Return of
                    ----------------------------
  End of        0% Gross      6% Gross       12% Gross
  Pol Yr      (-1.42% Net)   (4.49% Net)   (10.41% Net)
   1.00           100,000        100,000        100,000
   2.00           100,000        100,000        100,000
   3.00           100,000        100,000        100,000
   4.00           100,000        100,000        100,000
   5.00           100,000        100,000        100,000

   6.00           100,000        100,000        100,000
   7.00           100,000        100,000        100,000
   8.00           100,000        100,000        100,000
   9.00           100,000        100,000        100,000
  10.00           100,000        100,000        100,000

  15.00           100,000        100,000        100,000
  20.00           100,000        100,000        124,889
  25.00           100,000        100,000        200,923
  30.00              0.00        100,000        333,726


     (1) ASSUMES ANNUAL PREMIUMS ARE PAID AT THE BEGINNING OF EACH POLICY YEAR.
     (2) ASSUMES NO POLICY LOANS OR WITHDRAWALS ARE MADE.
     (3) ZERO VALUES INDICATE TERMINATION OF INSURANCE COVERAGE IN THE ABSENCE OF ADDITIONAL PREMIUM PAYMENTS.

THE HYPOTHETICAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND THE ACTUAL EXPERIENCE OF THE ACCOUNTS. THE POLICY ACCOUNT VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0.00%, 6.00%, AND 12.00% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY STATE FARM OR ANY OF THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME. VALUES ILLUSTRATED ARE NET OF ANY APPLICABLE CHARGES, SUCH AS PREMIUM CHARGES, MORTALITY AND EXPENSE RISK CHARGES, MONTHLY EXPENSE CHARGES, COST OF INSURANCE CHARGES, AND CHARGES FOR FUND EXPENSES AND FEES.

                   FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                  MALE ISSUE AGE 50      STANDARD NON-TOBACCO
           $100,000 INITIAL DEATH BENEFIT      $2,500 ANNUAL PREMIUM
                            DEATH BENEFIT OPTION 2
                        VALUES BASED ON CURRENT CHARGES


               Premiums              POLICY ACCOUNT VALUE                        CASH SURRENDER VALUE
             Accumulated    ---------------------------------------          ----------------------------
            at 5% Interest           Assuming Hypothetical                      Assuming Hypothetical
               Per Year                 Gross (and Net)                            Gross (and Net)
            --------------        Annual Investment Return of                Annual Investment Return of
                            ---------------------------------------          ----------------------------
  End of                      0% Gross     6% Gross     12% Gross        0% Gross      6% Gross       12% Gross
  Pol Yr                    (-1.32% Net)  (4.60% Net)  (10.52% Net)    (-1.32% Net)   (4.60% Net)   (10.52% Net)
   1.00          2,625           1,885        2,011         2,137            1,249          1,375          1,501
   2.00          5,381           3,717        4,085         4,469            2,445          2,813          3,197
   3.00          8,275           5,491        6,220         7,010            4,219          4,948          5,738
   4.00         11,314           7,204        8,415         9,779            5,932          7,143          8,507
   5.00         14,505           8,854       10,668        12,796            7,582          9,396         11,524

   6.00         17,855          10,436       12,978        16,081            9,164         11,706         14,809
   7.00         21,373          11,943       15,338        19,654           10,926         14,320         18,637
   8.00         25,066          13,375       17,749        23,545           12,612         16,986         22,782
   9.00         28,945          14,725       20,206        27,777           14,216         19,698         27,269
  10.00         33,017          15,986       22,704        32,380           15,731         22,449         32,126

  15.00         56,644          20,589       35,408        61,972           20,589         35,408         61,972
  20.00         86,798          21,271       47,149       105,993           21,271         47,149        105,993
  25.00        125,284          16,042       55,124       170,903           16,042         55,124        170,903
  30.00        174,402           3,105       55,851       267,371            3,105         55,851        267,371

                             DEATH BENEFIT
                      ----------------------------
                         Assuming Hypothetical
                            Gross (and Net)
                      Annual Investment Return of
                      ----------------------------
  End of         0% Gross      6% Gross       12% Gross
  Pol Yr       (-1.32% Net)   (4.60% Net)   (10.52% Net)
   1.00            101,885        102,011        102,137
   2.00            103,717        104,085        104,469
   3.00            105,491        106,220        107,010
   4.00            107,204        108,415        109,779
   5.00            108,854        110,668        112,796

   6.00            110,436        112,978        116,081
   7.00            111,943        115,338        119,654
   8.00            113,375        117,749        123,545
   9.00            114,725        120,206        127,777
  10.00            115,986        122,704        132,380

  15.00            120,589        135,408        161,972
  20.00            121,271        147,149        205,993
  25.00            116,042        155,124        270,903
  30.00            103,105        155,851        367,371


     (1) ASSUMES ANNUAL PREMIUMS ARE PAID AT THE BEGINNING OF EACH POLICY YEAR.
     (2) ASSUMES NO POLICY LOANS OR WITHDRAWALS ARE MADE.
     (3) ZERO VALUES INDICATE TERMINATION OF INSURANCE COVERAGE IN THE ABSENCE OF ADDITIONAL PREMIUM PAYMENTS.

THE HYPOTHETICAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND THE ACTUAL EXPERIENCE OF THE ACCOUNTS. THE POLICY ACCOUNT VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0.00%, 6.00%, AND 12.00% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY STATE FARM OR ANY OF THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME. VALUES ILLUSTRATED ARE NET OF ANY APPLICABLE CHARGES, SUCH AS PREMIUM CHARGES, MORTALITY AND EXPENSE RISK CHARGES, MONTHLY EXPENSE CHARGES, COST OF INSURANCE CHARGES, AND CHARGES FOR FUND EXPENSES AND FEES.

                   FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                  MALE ISSUE AGE 50      STANDARD NON-TOBACCO
           $100,000 INITIAL DEATH BENEFIT      $2,500 ANNUAL PREMIUM
                            DEATH BENEFIT OPTION 2
                        VALUES BASED ON MAXIMUM CHARGES


               Premiums              POLICY ACCOUNT VALUE                        CASH SURRENDER VALUE
             Accumulated    ---------------------------------------          ----------------------------
            at 5% Interest           Assuming Hypothetical                      Assuming Hypothetical
               Per Year                 Gross (and Net)                            Gross (and Net)
            --------------        Annual Investment Return of                Annual Investment Return of
                            ---------------------------------------          ----------------------------
  End of                      0% Gross     6% Gross     12% Gross      0% Gross      6% Gross       12% Gross
  Pol Yr                    (-1.42% Net)  (4.49% Net)  (10.41% Net)  (-1.42% Net)   (4.49% Net)   (10.41% Net)
   1.00              2,625        1,737        1,858         1,980         1,101          1,222          1,344
   2.00              5,381        3,403        3,752         4,116         2,131          2,480          2,844
   3.00              8,275        4,992        5,675         6,417         3,720          4,403          5,145
   4.00             11,314        6,496        7,620         8,892         5,224          6,348          7,620
   5.00             14,505        7,910        9,582        11,552         6,638          8,310         10,280

   6.00             17,855        9,227       11,553        14,408         7,955         10,281         13,136
   7.00             21,373       10,442       13,526        17,471         9,425         12,509         16,453
   8.00             25,066       11,551       15,496        20,759        10,788         14,733         19,996
   9.00             28,945       12,545       17,453        24,284        12,036         16,944         23,775
  10.00             33,017       13,414       19,382        28,057        13,159         19,128         27,803

  15.00             56,644       15,395       27,990        51,022        15,395         27,990         51,022
  20.00             86,798       11,850       32,524        81,613        11,850         32,524         81,613
  25.00            125,284         0.00       27,737       119,912          0.00         27,737        119,912
  30.00            174,402         0.00        4,095       162,555          0.00          4,095        162,555


                              DEATH BENEFIT
                       ----------------------------
                          Assuming Hypothetical
                             Gross (and Net)
                       Annual Investment Return of
                       ----------------------------
  End of           0% Gross      6% Gross       12% Gross
  Pol Yr         (-1.42% Net)   (4.49% Net)   (10.41% Net)
   1.00              101,737        101,858        101,980
   2.00              103,403        103,752        104,116
   3.00              104,992        105,675        106,417
   4.00              106,496        107,620        108,892
   5.00              107,910        109,582        111,552

   6.00              109,227        111,553        114,408
   7.00              110,442        113,526        117,471
   8.00              111,551        115,496        120,759
   9.00              112,545        117,453        124,284
  10.00              113,414        119,382        128,057

  15.00              115,395        127,990        151,022
  20.00              111,850        132,524        181,613
  25.00                 0.00        127,737        219,912
  30.00                 0.00        104,095        262,555



     (1) ASSUMES ANNUAL PREMIUMS ARE PAID AT THE BEGINNING OF EACH POLICY YEAR.
     (2) ASSUMES NO POLICY LOANS OR WITHDRAWALS ARE MADE.
     (3) ZERO VALUES INDICATE TERMINATION OF INSURANCE COVERAGE IN THE ABSENCE OF ADDITIONAL PREMIUM PAYMENTS.

THE HYPOTHETICAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND THE ACTUAL EXPERIENCE OF THE ACCOUNTS. THE POLICY ACCOUNT VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0.00%, 6.00%, AND 12.00% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY STATE FARM OR ANY OF THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME. VALUES ILLUSTRATED ARE NET OF ANY APPLICABLE CHARGES, SUCH AS PREMIUM CHARGES, MORTALITY AND EXPENSE RISK CHARGES, MONTHLY EXPENSE CHARGES, COST OF INSURANCE CHARGES, AND CHARGES FOR FUND EXPENSES AND FEES.

REQUESTING PAYMENTS and TELEPHONE TRANSACTIONS

     Requesting Payments. Written requests for payment (except where telephone requests are authorized by us) must be sent to our Home Office or given to an authorized State Farm agent for forwarding to our Home Office. We will ordinarily pay any Death Benefit, loan proceeds or surrender or withdrawal proceeds in a lump sum within seven days after receipt at our Home Office of all the documents required for such a payment or, for surrenders and withdrawals, on a later date if you so request. Other than the Death Benefit, which is determined as of the date of the Insured's death, the amount will be determined as of the date our Home Office receives all required documents or, for surrenders and withdrawals, on a later date if you so request. The Death Benefit generally will be paid through the State Farm Benefit Management Account(R), an interest bearing checking account. We will send the State Farm Benefit Management Account(R) checkbook to you within seven days after we receive all required documents. A Beneficiary will have immediate access to the proceeds by writing a check on the State Farm Benefit Management Account(R). Interest will be paid on the amount in the State Farm Benefit Management Account(R) from the date of the Insured's death to the date the State Farm Benefit Management Account(R) is closed. Amounts in the State Farm Benefit Management Account(R) are not insured by the Federal Deposit Insurance Corporation or any other agency.

     We may delay making a payment or processing a transfer request if: (1) the disposal or valuation of the Variable Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists; or (2) the SEC by order permits postponement of payment to protect State Farm's Policy Owners. We also may defer making payments attributable to a check that has not cleared, and we may defer payment of proceeds from the Fixed Account for a withdrawal, surrender or Policy loan request for up to six months from the date we receive the request. However, we will not defer payment of a withdrawal or Policy loan requested to pay a premium due on a State Farm policy.

     The Policy offers a wide variety of optional ways of receiving proceeds payable under the Policy other than in a lump sum. An authorized State Farm agent can explain these options upon request. None of these options vary with the investment performance of a Variable Account because they are all forms of fixed-benefit annuities.

     Telephone Transactions. You may make certain requests under the Policy by telephone provided we have your written authorization on file at the Home Office. These include requests for transfers, withdrawals, Policy loans, changes in premium allocation designations, dollar-cost averaging changes and changes in the portfolio rebalancing program. Our Home Office will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures may include, among others, requiring some form of personal identification prior to acting upon instructions received by telephone, providing written confirmation of such transactions, and/or tape recording of telephone instructions. Your request for telephone transactions authorizes us to record telephone calls. If reasonable procedures are not employed, we may be liable for any losses due to unauthorized or fraudulent instructions. However, if reasonable procedures are employed, we will not be liable for any losses due to unauthorized or fraudulent instructions. We reserve the right to place limits, including dollar limits, on telephone transactions.

OTHER POLICY BENEFITS AND PROVISIONS

     Exchange Provision. You have the right to transfer all of your Policy Account Value to the Fixed Account. During the first two Policy Years (or the first two years after an increase in Basic Amount), such transfers are not counted for purposes of determining whether a transfer processing fee applies.

     Other Policy Provisions. The Policy contains provisions addressing the following matters:

     . Dividends. The Policy is participating. However, we do not anticipate that any dividends will be paid on the Policy.

     . Incontestability. The Policy limits our right to contest the Policy as issued or as increased, for reasons of material misstatements contained in the application, after it has been in force during the Insured's lifetime for a minimum period, generally for two years from the Issue Date of the Policy or effective date of the increase.

     . Limited Death Benefit. The Policy limits the Death Benefit if the Insured dies by suicide generally within two years after the Issue Date of the Policy or effective date of the increase.

     . Misstatement of Age or Sex. The Death Benefit will be adjusted if the Insured's Age or sex has been misstated in the application.

     Beneficiary. You may name the Beneficiary(ies) when you apply for the Policy. The Beneficiary is entitled to the insurance benefits under the Policy. You may change the Beneficiary or the order of payment during the Insured's lifetime by providing a written request to the Home Office. Your change will be effective on the date the request is signed or on any later date specified in the request, but the change will not affect any action we have taken before we receive the request. When the Insured dies, we will make payment in equal shares to the primary Beneficiary(ies) living when payment is made. If no Beneficiary is living when the Insured dies, we will make a one sum payment to you, if you are alive when payment is made. Otherwise, we will make a one sum payment to the estate of the last survivor of you and all Beneficiaries.

     Reinstatement. If the Policy has not been surrendered, the Policy may be reinstated within five years after lapse, subject to compliance with certain conditions, including the payment of a necessary premium and submission of satisfactory evidence of insurability. See your Policy for further information.

     Other Changes. At any time we may make such changes in the Policy as are necessary to assure compliance at all times with the definition of life insurance prescribed by the Code; to make the Policy, our operations, or the operation of the Variable Account conform with any law or regulation issued by any government agency to which they are subject; or to reflect a change in the operation of the Variable Account, if allowed by the Policy. Only an officer of the

Company has the right to change the Policy. No agent has the authority to change the Policy or waive any of its terms. All endorsements, amendments, or riders must be signed by an officer to be valid.

     Reports to Policy Owners. State Farm maintains records and accounts of all transactions involving the Policy, the Variable Account, the Fixed Account and the Loan Account. Each year, or more often if required by law, you will be sent a report showing information about your Policy for the period covered by the report. You will also be sent an annual and a semi-annual report for each Fund underlying a Subaccount to which you have allocated Policy Account Value, as required by the 1940 Act. In addition, when you pay premiums or if you take out a Policy loan, make transfers or make withdrawals, you will receive a written confirmation of these transactions.

     Assignment and Change of Owner. You may assign the Policy subject to its terms. We will not be deemed to know of an assignment unless we receive a written copy of it at our Home Office. We assume no responsibility for the validity or effect of any assignment. In certain circumstances, an assignment may be a taxable event. See "Tax Considerations" below. You may change the Owner of the Policy by sending a written request to our Home Office while the Insured is alive and the Policy is in force. The change will take effect the date you sign the Written Request, but the change will not affect any action we have taken before we receive the Written Request. A change of Owner does not change the Beneficiary designation.

     Supplemental Benefits. The following supplemental benefits are available and may be added to your Policy by rider. Monthly charges for these benefits will be deducted from your Policy Account Value as part of the Monthly Deduction (see page _____).

     Guaranteed Insurability Option Rider. Allows you to increase the Basic Amount on the specific option dates without evidence of insurability.

     Disability Waiver of Monthly Deduction Rider. Provides for the waiver of the Monthly Deductions upon total disability of the Insured for as long as the disability continues.

     Additional Insured Rider. Provides level term insurance coverage for the spouse of the Insured to spouse's age 85.

     Accidental Death Benefit Rider. Provides additional death benefit if accidental death occurs prior to age 70.

     Children's Term Rider. Provides term life insurance on your eligible children.

       Additional rules and limits apply to these supplemental benefits. Please ask your authorized State Farm agent for further information or contact our Home Office.

STATE FARM AND THE FIXED ACCOUNT

       State Farm Life Insurance Company. State Farm is an Illinois stock life insurance company that is wholly-owned by State Farm Mutual Automobile Insurance Company, an Illinois mutual insurance company. State Farm's home office is located at One State Farm Plaza, Bloomington, Illinois 61710. State Farm was incorporated in 1929 and has been continuously engaged in the life insurance business since that year. State Farm is subject to regulation by the Insurance Department of the State of Illinois as well as by the insurance departments of all other states and jurisdictions in which it does business. State Farm sells insurance in 46 states and the District of Columbia. State Farm also sells insurance in the Canadian provinces of Alberta, New Brunswick, and Ontario. State Farm submits annual statements on its operations and finances to insurance officials in such states and jurisdictions. The Policy described in this prospectus has been filed with and, where required, approved by, insurance officials in those jurisdictions where it is sold.

       State Farm Directors and Officers. State Farm is managed by a board of directors. The following table sets forth the name and principal occupations during the past five years of each of State Farm's directors. Each person's address is One State Farm Plaza, Bloomington, Illinois 61710-0001.

                              Board of Directors

Name and Address             Position with State Farm           Principal Occupation During Past Five Years
-------------------------------------------------------------------------------------------------------------
Marvin D. Bower              Chairman of the Board and          Retired
                             Director
-------------------------------------------------------------------------------------------------------------

Edward B. Rust, Jr.          Director; President                Chairman of the Board, President and CEO -
                                                                State Farm Mutual Automobile Insurance
                                                                Company; President and CEO - State Farm Fire
                                                                and Casualty Company; President and CEO -
                                                                State Farm General Insurance Company;
                                                                President - State Farm County Mutual Insurance
                                                                Company of Texas; Director -State Farm
                                                                Lloyds, Inc.; Chairman of the Board, President
                                                                and Treasurer - State Farm Companies
                                                                Foundation; Director - State Farm International
                                                                Services, Inc.; President and Director -
                                                                State Farm Life Insurance Company, State
                                                                Farm Annuity and Life Insurance Company, State
                                                                Farm Life and Accident Assurance Company, State
                                                                Farm Investment Management Corp., State
                                                                Farm Growth Fund, Inc., State Farm Balanced
                                                                Fund, Inc., State Farm Interim Fund, Inc., and
                                                                State Farm Municipal Bond Fund, Inc.; President,
                                                                CEO and Director - State Farm VP Management Corp.;
                                                                President, CEO and Trustee - State Farm Variable
                                                                Product Trust (1997 - present)
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
Roger B. Tompkins            Director; Executive                Director and Executive Vice President - State
                             Vice President                     Farm Life Insurance Company, State Farm Annuity
                                                                and Life Insurance Company, and State Farm Life
                                                                and Accident Assurance Company (1997 - present);
                                                                Vice President - California - State Farm
                                                                Mutual Automobile Insurance Company,
                                                                State Farm Fire and Casualty Company, State
                                                                Farm General Insurance Company; Vice President
                                                                and Director (1997 - present), - State Farm VP
                                                                Management Corp.
-------------------------------------------------------------------------------------------------------------
Darrell W. Beernink          Director; Vice President and       Vice President and Actuary - Health - State
                             Actuary                            Farm Mutual Automobile Insurance Company;
                                                                Director, Vice President and Actuary -  State
                                                                Farm Life Insurance Company; Vice President
                                                                and Actuary - State Farm Annuity and Life
                                                                Insurance Company, and State Farm Life and
                                                                Accident Assurance Company
-------------------------------------------------------------------------------------------------------------
Charles R. Wright            Director; Agency Vice              Director (1995 - present) and Agency Vice
                             President                          President (1992 - present) - State Farm
                                                                Mutual Automobile Insurance Company; -
                                                                State Farm Fire and Casualty Company, State
                                                                Farm General Insurance Company, State Farm
                                                                International Services, Inc., State Farm Life
                                                                Insurance Company, State Farm Annuity and Life
                                                                Insurance Company, and State Farm Life and
                                                                Accident Assurance Company; Vice President and
                                                                Director (1997-present) - State Farm VP
                                                                Management Corp.
-------------------------------------------------------------------------------------------------------------
Robert S. Eckley             Director                           Retired
-------------------------------------------------------------------------------------------------------------
Wendy L. Gramm               Director                           Director (1994 - present) - State Farm
                                                                Mutual Automobile Insurance Company;
                                                                Director (1993 - present) - State Farm Life
                                                                Insurance Company; Director (1993 -
                                                                present) Enron Corp.; Self-employed
                                                                consultant (1993 - present)
-------------------------------------------------------------------------------------------------------------
Roger S. Joslin              Director                           Director, Senior Vice President and Treasurer
                                                                - State Farm Mutual Automobile Insurance
                                                                Company; Director, Chairman of the Board
                                                                and Treasurer - State Farm Fire and Casualty
                                                                Company;  Director, Vice President and Treasurer
                                                                - State Farm General Insurance Company;
                                                                Treasurer - State Farm County Mutual Insurance
                                                                Company of Texas; Director, Vice President
                                                                and Treasurer - State Farm Lloyds, Inc.;
                                                                Assistant Treasurer - State Farm Companies
                                                                Foundation; Director, Vice President and
                                                                Treasurer - State Farm International Services,
                                                                Inc., State Farm Investment Management
                                                                Corp., State Farm Growth Fund, Inc., State Farm
                                                                Balanced Fund, Inc., State Farm Interim Fund,
                                                                Inc., and State Farm Municipal Bond Fund,
                                                                Inc.; Director - State Farm Life Insurance
                                                                Company, State Farm Annuity and Life
                                                                Insurance Company, and State Farm Life and
                                                                Accident Assurance Company; Vice President,
                                                                Treasurer and Director (1997-present) - State
                                                                Farm VP Management Corp.; Vice President,
                                                                Treasurer and Trustee (1997-present) - State
                                                                Farm Variable Product Trust
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
Kurt G. Moser                Director; Vice President -         Vice President - Investments - State Farm
                             Investments                        Mutual Automobile Insurance Company;
                                                                Director and Vice President - Investments
                                                                - State Farm Fire and Casualty Company, State
                                                                Farm General Insurance Company, State Farm Life
                                                                Insurance Company, State Farm Annuity and Life
                                                                Insurance Company, and State Farm Life and
                                                                Accident Assurance Company; Vice President
                                                                - Investments - State Farm County Mutual
                                                                Insurance Company of Texas, State Farm
                                                                Lloyds, Inc., and State Farm International
                                                                Services, Inc.; Investment Officer -
                                                                State Farm Indemnity Company; Underwriter -
                                                                State Farm Lloyds; Director and Senior Vice
                                                                President - State Farm Investment Management
                                                                Corp.; Vice President - State Farm Growth Fund,
                                                                Inc., State Farm Balanced Fund, Inc.,
                                                                State Farm Interim Fund, Inc., and State Farm
                                                                Municipal Bond Fund, Inc.; Director - State
                                                                Farm VP Management Corp.; Vice President -
                                                                State Farm Variable Product Trust (1997 - present)
-------------------------------------------------------------------------------------------------------------
George L. Perry              Director                           Director (1973 - present) - State Farm
                                                                Mutual Automobile Insurance Company;
                                                                Director (1986 - present) - State Farm Life
                                                                Insurance Company; Senior Fellow (1970 -
                                                                present) - Brookings Institute
-------------------------------------------------------------------------------------------------------------
Don D Rood                   Director                           Retired
-------------------------------------------------------------------------------------------------------------
Curtis W. Tarr               Director                           Director (1986 - present) - State Farm
                                                                Mutual Automobile Insurance Company;
                                                                Director (1982 - present) - State Farm Life
                                                                Insurance Company; Director (1986 -
                                                                present) - Intermet Corp.; Director (1975 -
                                                                1995) - George Banta Co.
-------------------------------------------------------------------------------------------------------------
Vincent J. Trosino           Director                           Director, Vice Chairman of the Board, Executive
                                                                Vice President and Chief Operating Officer -
                                                                State Farm Mutual Automobile Insurance
                                                                Company; Director and Vice President - State
                                                                Farm Fire and Casualty Company, State Farm
                                                                General Insurance Company; Director -
                                                                State Farm Lloyds, Inc.; Assistant Secretary -
                                                                State Farm Companies Foundation; Director -
                                                                State Farm International Services, Inc., State
                                                                Farm Life Insurance Company, State Farm
                                                                Annuity and Life Insurance Company, State
                                                                Farm Life and Accident Assurance Company, State
                                                                Farm Investment Management Corp.
-------------------------------------------------------------------------------------------------------------

       The following table sets forth the names and principal occupations during the past five years of the senior officers of State Farm (other than officers listed above who are members of State Farm's Board of Directors). Each person's address is One State Farm Plaza, Bloomington, Illinois 61710-0001.


                                                  Senior Officers

Name and Address             Position with State Farm           Principal Occupation During Past Five Years
-------------------------------------------------------------------------------------------------------------
Mary Rebecca Blakeslee       Vice President -                   Vice President - Life/Health Underwriting -
                             Life/Health Underwriting           State Farm Life Insurance Company; Executive
                                                                Assistant, Regional Liaison, Division Manager,
                                                                Underwriting Superintendent, Underwriting
                                                                Supervisor - Life Underwriting - State
                                                                Farm Insurance Companies (1974-1997)
-------------------------------------------------------------------------------------------------------------
James G. Fisher              Vice President -                   Vice President - Operations (1995 -
                             Operations                         present) -  State Farm Life Insurance Company;
                                                                Executive Assistant (1994 - 1995), and
                                                                Agency Director (1988 - 1994) - State Farm
                                                                Insurance Companies
-------------------------------------------------------------------------------------------------------------
James A. Malay               Vice President -                   Vice President - Policyholder Systems -
                             Policyholder Systems               State Farm Mutual Automobile Insurance
                                                                Company, State Farm Fire and Casualty
                                                                Company, State Farm General Insurance
                                                                Company, and State Farm Life Insurance Company
-------------------------------------------------------------------------------------------------------------
William A. Montgomery        Senior Vice President              Senior Vice President and General Counsel -
                             and General Counsel                State Farm Mutual Automobile Insurance Company,
                                                                State Farm Fire and Casualty Company, State
                                                                Farm General Insurance Company, State Farm
                                                                Life Insurance Company, State Farm Annuity and
                                                                Life Insurance Company, and State Farm Life and
                                                                Accident Assurance Company since 1997 (Vice
                                                                President and General Counsel from 1993-1997);
                                                                Law Firm Partner (through 1993) - Schiff,
                                                                Hardin & Waite
-------------------------------------------------------------------------------------------------------------
Danny L. Scott, M.D.         Vice President and                 Vice President and Medical Director -
                             Medical Director                   State Farm Life Insurance Company,
                                                                State Farm Annuity and Life Insurance Company,
                                                                and State Farm Life and Accident Assurance
                                                                Company
-------------------------------------------------------------------------------------------------------------
Laura P. Sullivan            Vice President - Counsel;          Vice President - Counsel and Secretary
                             and Secretary                      of the Board - State Farm Mutual Automobile
                                                                Insurance Company, State Farm Fire and
                                                                Casualty Company; Director - Vice President -
                                                                Counsel and Secretary of the Board - State Farm
                                                                General Insurance Company; Assistant Secretary -
                                                                Treasurer - State Farm County Mutual Insurance
                                                                Company of Texas; Director and Assistant
                                                                Secretary - State Farm Indemnity Company;
                                                                Director, Vice President - Secretary -
                                                                State Farm Companies Foundation; Assistant
                                                                Secretary - State Farm International Services,
                                                                Inc.; Vice President - Counsel and Secretary
                                                                of the Board - State Farm Life Insurance
                                                                Company, State Farm Annuity and Life
                                                                Insurance Company, State Farm Life and
                                                                Accident Insurance Company
-------------------------------------------------------------------------------------------------------------
Dale R. Egeberg              Vice President and                 Vice President and Controller - Life - State
                             Controller - Life                  Farm Life Insurance Company, State Farm Annuity
                                                                and Life Insurance Company, and State Farm Life
                                                                and Accident Assurance Company (1997-present);
                                                                Controller - State Farm Life Insurance Company,
                                                                State Farm Annuity and Life Insurance Company,
                                                                and State Farm Life and Accident Assurance
                                                                Company (through 1997)
-------------------------------------------------------------------------------------------------------------

Robert Myer                  Vice President -                   Vice President - Marketing Development
                             Life/Health Field Services         (1996 - 1997) - State Farm Life Insurance
                                                                Company; Executive Assistant (1995 - 1996),
                                                                Agency Director (1992 - 1995) and Agency
                                                                Manager (1990 - 1992) -State Farm Insurance
                                                                Companies
-------------------------------------------------------------------------------------------------------------

       A fidelity bond in the amount of $5 million covering State Farm's directors, officers and employees has been issued by National Union Fire Insurance Company.

       State Farm's Fixed Account Option. The Fixed Account is part of State Farm's general account assets. State Farm's general account assets are used to support our insurance and annuity obligations other than those funded by separate accounts. Subject to applicable law, State Farm has sole discretion over the investment of the assets of the Fixed Account.

       Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933 nor has the Fixed Account been registered as an investment company under the 1940 Act. Accordingly, neither the Fixed Account nor any interests therein are subject to the provisions of these Acts and, as a result, the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the Fixed Account. The disclosure regarding the Fixed Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in a prospectus.

THE VARIABLE ACCOUNT AND THE TRUST

       The Variable Account. State Farm established the Variable Account as a separate investment account under Illinois law on December 9, 1996. State Farm owns the assets in the Variable Account and is obligated to pay all benefits under the Policies. The Variable Account is used to support the Policies as well as for other purposes permitted by law. The Variable Account is registered with the SEC as a unit investment trust under the 1940 Act and qualifies as a "separate account" within the meaning of the federal securities laws. Such registration does not involve any supervision by the SEC of the management of the Variable Account or State Farm. State Farm has established other separate investment accounts, of which State Farm Life Insurance Company Variable Annuity Separate Account is registered with the SEC under the 1940 Act.

       The Variable Account is divided into Subaccounts, each of which currently invests in shares of a specific Fund of State Farm Variable Product Trust. These Subaccounts buy and redeem Fund shares at net asset value without any sales charge. Any dividend from net investment income and distribution from realized gains from security transactions of a Fund is reinvested at net asset value in shares of the same Fund. Income, gains and losses, realized or unrealized, of a Subaccount are credited to or charged against that Subaccount without regard to any other income, gains or losses of State Farm. Assets equal to the reserves and other contract liabilities with respect to each Subaccount are not chargeable with liabilities arising out of any other business or account of State Farm. If the assets exceed the required reserves and other liabilities, State Farm may transfer the excess to its general account.

       The Variable Account may include other Subaccounts that are not available under the Policy and are not otherwise discussed in this prospectus. State Farm may substitute another subaccount or insurance company separate account under the Policy if, in State Farm's judgment, investment in a Subaccount should no longer be possible or becomes inappropriate to the purposes of the Policies, or if investment in another subaccount or insurance company separate account is in the best interest of Owners. No substitution may take place without notice to Owners and prior approval of the SEC and insurance regulatory authorities, to the extent required by the 1940 Act and applicable law.

       The Trust. State Farm Investment Management Corp. ("SFIM"), a wholly owned subsidiary of State Farm Mutual Automobile Insurance Company, serves as investment adviser to the Trust. SFIM has engaged Barclays Global Fund Advisors as the investment sub-adviser to provide day-to-day portfolio management for the Large Cap Equity Index Fund, the Small Cap Equity Index Fund, and the International Equity Index Fund. For more information concerning the investment adviser and investment sub-adviser, please see the accompanying prospectus for the Trust.

       Voting of Fund Shares. State Farm is the legal owner of shares held by the Subaccounts and as such has the right to vote on all matters submitted to shareholders of the Funds. However, as required by law, State Farm will vote shares held in the Subaccounts at regular and special meetings of shareholders of the Funds in accordance with instructions received from Owners with Policy Account Value in the Subaccounts. To obtain voting instructions from Owners, before a meeting of shareholders of the Funds State Farm will send Owners voting instruction material, a voting instruction form and any other related material. Shares held by a Subaccount for which no timely instructions are received will be voted by State Farm in the same proportion as those shares for which voting instructions are received. Should the applicable federal securities laws, regulations or interpretations thereof change so as to permit State Farm to vote shares of the Funds in its own right, State Farm may elect to do so. State Farm may, if required by state insurance officials, disregard Owner voting instructions if such instructions would require shares to be voted so as to cause a change in sub-classification or investment objectives of one or more of the Funds, or to approve or disapprove an investment advisory agreement. In addition, State Farm may under certain circumstances disregard voting instructions that would require changes in the investment policy or investment adviser of one or more of the Funds, provided that State Farm reasonably disapproves of such changes in accordance with applicable federal regulations. If State Farm ever disregards voting instructions, Owners will be advised of that action and of the reasons for such action in the next report to Owners.

TAX CONSIDERATIONS

       Introduction. The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon State Farm's understanding of the present Federal income tax laws. No representation is made as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service (the "IRS").

       Any qualified plan contemplating the purchase of a life policy should consult a tax advisor.

       Tax Status of the Policy. In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, State Farm believes that a Policy issued on the basis of a standard risk class should satisfy the applicable requirements. There is less guidance with respect to Policies issued on a substandard basis (i.e., a premium class involving higher than standard mortality risk), and it is not clear whether such a Policy would satisfy the applicable requirements, particularly if the Owner pays the full amount of premiums permitted under the Policy. If it is subsequently determined that a Policy does not satisfy the applicable requirements, State Farm may take appropriate steps to bring the Policy into compliance with such requirements and reserves the right to restrict Policy transactions in order to do so.

       In certain circumstances, owners of variable life insurance contracts have been considered for Federal income tax purposes to be the owners of the assets of the Variable Account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to the Variable Account assets. There is little guidance in this area, and some features of the Policies, such as the flexibility of an Owner to allocate premium payments and Policy Account Values, have not been explicitly addressed in published rulings. While State Farm believes that the Policies do not give Owners investment control over Variable Account assets, State Farm reserves the right to modify the Policies as necessary to prevent an Owner from being treated as the owner of the Variable Account assets supporting the Policy.

       In addition, the Code requires that the investments of the Variable Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Variable Account, through the Funds, will satisfy these diversification requirements.

       The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

Tax Treatment of Policy Benefits

       In General. State Farm believes that the Death Benefit under a Policy should be excludible from the gross income of the Beneficiary. Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Owner or Beneficiary. A tax advisor should be consulted on these consequences.

       Generally, the Owner will not be deemed to be in constructive receipt of the Policy Account Value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by (e.g., by assignment), a Policy, the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract."

       Modified Endowment Contracts. Under the Internal Revenue Code, certain life insurance contracts are classified as "Modified Endowment Contracts," with less favorable tax treatment than other life insurance contracts. Due to the flexibility of the Policies as to premiums and benefits, the individual circumstances of each Policy will determine whether it is classified as a Modified Endowment Contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums paid during the first seven Policy Years. Certain changes in a Policy after it is issued could also cause it to be classified as a Modified Endowment Contract. A current or prospective Owner should consult with a competent advisor to determine whether a Policy transaction will cause the Policy to be classified as a Modified Endowment Contract. State Farm will monitor the Policies, however, and will attempt to notify an Owner on a timely basis if it believes that such Owner's Policy is in jeopardy of becoming a Modified Endowment Contract.

       Distributions from Modified Endowment Contracts. Policies classified as Modified Endowment Contracts are subject to the following tax rules:

       (1) All distributions, including distributions upon surrender and withdrawals, will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the unloaned Policy Account Value (Cash Surrender Value for surrenders) immediately before the distribution plus prior distributions over the Owner's total investment in the Policy at that time. "Total investment in the Policy" means the aggregate amount of any premiums or other considerations paid for a Policy, plus any previously taxed distributions, minus any credited dividends.

       (2) Loans taken from or secured by (e.g., by assignment), such a Policy are treated as distributions and taxed accordingly.

       (3) A 10 percent additional income tax is imposed on the amount included in income except where the distribution or loan is made when the Owner has attained age 59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary or designated Beneficiary.

       Distributions from Policies that are not Modified Endowment Contracts. Distributions from a Policy that is not a Modified Endowment Contract are generally treated first as a recovery of an Owner's investment in the Policy and only after the recovery of all investment in the Policy as taxable income. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy Years may be treated in whole or in part as ordinary income subject to tax.

       Loans from or secured by a Policy that is not a Modified Endowment Contract are not treated as distributions.

       Finally, neither distributions from nor loans from or secured by a Policy that is not a Modified Endowment Contract are subject to the 10 percent additional tax.

       Policy Loans. In general, interest on a loan from a Policy will not be deductible. Before taking out a Policy loan, an Owner should consult a tax adviser as to the tax consequences.

       Multiple Policies. All Modified Endowment Contracts that are issued by State Farm (or its affiliates) to the same Owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the Owner's income when a taxable distribution occurs.


ADDITIONAL INFORMATION

       Sale of the Policies. State Farm VP Management Corp., a subsidiary of State Farm Mutual Automobile Insurance Company, acts as the principal underwriter of the Policies. State Farm VP Management Corp. also acts as principal underwriter for State Farm Life Insurance Company Variable Annuity Separate Account, a separate account also established by State Farm, and may act as principal underwriter for other separate accounts established by affiliates of State Farm. State Farm VP Management Corp. is a corporation organized under the laws of the state of Delaware in 1996, is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Policies may not be available in all states. The Policies are sold by certain registered representatives of State Farm VP Management Corp. who are also appointed and licensed as State Farm insurance agents. Commissions are payable to the broker-dealer under two alternative commission schedules, depending on which schedule is elected by the registered representatives. Under the first schedule, commissions will not exceed 40% of the premiums received up to the Primary Compensation Premium (as defined in agreements between State Farm VP Management Corp. and its registered representatives) and 3 1/2% of all other premiums received. Under the second schedule, commissions will not exceed 30% of the premiums received up to the first Primary Compensation Premium, 15% of the premiums received up to the next two Primary Compensation Premiums, and 4% of all other premiums received. In addition, State Farm may pay incentive bonuses or expense reimbursements.

       Other Information. A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained at the SEC's principal office in Washington, D.C. by paying the SEC's prescribed fees.

       Litigation. No legal or administrative proceeding is pending that would have a material effect upon the Variable Account.

       Legal Matters. The legal matters in connection with the Policy described in this prospectus have been passed on by William A. Montgomery, the Senior Vice President and General Counsel of State Farm. Sutherland, Asbill & Brennan
LLP of Washington, D.C. has provided advice on matters relating to the federal securities laws.

       Experts. The statutory basis statements of admitted assets, liabilities and surplus of State Farm Life Insurance Company as of December 31, 1996 and 1995, and the related statutory basis statements of income and changes in surplus, and cash flows for the years then ended, appearing in this prospectus have been audited by Coopers & Lybrand L.L.P., independent accountants, with offices in Chicago, Illinois, whose report thereon is set forth elsewhere herein, and are included in reliance upon the authority of such firm as experts in accounting and auditing. As stated in their report, these financial statements were prepared by State Farm in conformity with the accounting practices prescribed or permitted by the Insurance Department of the State of Illinois (statutory basis), which practices differ from generally accepted accounting principles (GAAP). The effect on the financial statements of the variances between the statutory basis of accounting and GAAP, although not reasonably determinable, are presumed to be material. Therefore, their report contains a qualified opinion on the financial statements of State Farm in conformity with GAAP, but an unqualified opinion in conformity with statutory basis accounting. Actuarial matters included in this prospectus have been examined by Gerry Brogla, F.S.A., Actuary of State Farm, whose opinion is filed as an exhibit to the registration statement.

       Financial Statements. The audited statutory basis statements of admitted assets, liabilities and surplus of State Farm Life Insurance Company as of December 31, 1996 and 1995, and the related statutory basis statements of income and changes in surplus, and cash flows for the years then ended, as well as the Report of the Independent Accountants, plus unaudited interim statutory basis statements of admitted assets, liabilities and surplus of State Farm Life Insurance Company as of March 31, June 30, and September 30, 1997, appear on the following pages. The financial statements of State Farm should be considered only as bearing on our ability to meet our obligations under the Policies. THEY SHOULD NOT BE CONSIDERED AS BEARING ON THE INVESTMENT
PERFORMANCE OF THE ASSETS HELD IN THE VARIABLE ACCOUNT. No financial statements are presented in this prospectus for the Variable Account because it has yet to commence operations.

* Surrender charges for other Policy Months may differ depending on the particular Policy Year.


                                  Appendix A
                         Example of Surrender Charges


--------------------------------------------------------------------------------------------------------------
     Beginning                Policy issued to Male age 35                   Policy issued to Male age 50
--------------------------------------------------------------------------------------------------------------
                                               $50,000 Increase                              $50,000 Increase
                                               in Basic Amount,                              in Basic Amount,
Policy       Policy      $100,000 Initial        Beginning of        $100,000 Initial          Beginning of
 Year        Month         Basic Amount        Year 16 (Age 50)        Basic Amount          Year 16 (Age 65)
--------------------------------------------------------------------------------------------------------------
  1             1            $ 21.50*              $  0.00             $   53.00*                  $  0.00
--------------------------------------------------------------------------------------------------------------
  1             6             129.00                  0.00                318.00                      0.00
--------------------------------------------------------------------------------------------------------------
  1            12             258.00                  0.00                636.00                      0.00
--------------------------------------------------------------------------------------------------------------
  2             6             387.00                  0.00                954.00                      0.00
--------------------------------------------------------------------------------------------------------------
  2            12             516.00                  0.00              1,272.00                      0.00
--------------------------------------------------------------------------------------------------------------
  3             1             516.00                  0.00              1,272.00                      0.00
--------------------------------------------------------------------------------------------------------------
  4             1             516.00                  0.00              1,272.00                      0.00
--------------------------------------------------------------------------------------------------------------
  5             1             516.00                  0.00              1,272.00                      0.00
--------------------------------------------------------------------------------------------------------------
  6             1             516.00                  0.00              1,272.00                      0.00
--------------------------------------------------------------------------------------------------------------
  7             1             412.80                  0.00              1,017.60                      0.00
--------------------------------------------------------------------------------------------------------------
  8             1             309.60                  0.00                763.20                      0.00
--------------------------------------------------------------------------------------------------------------
  9             1             206.40                  0.00                508.80                      0.00
--------------------------------------------------------------------------------------------------------------
  10            1             103.20                  0.00                254.40                      0.00
--------------------------------------------------------------------------------------------------------------
  11            1               0.00                  0.00                  0.00                      0.00
--------------------------------------------------------------------------------------------------------------
  12            1               0.00                  0.00                  0.00                      0.00
--------------------------------------------------------------------------------------------------------------
  13            1               0.00                  0.00                  0.00                      0.00
--------------------------------------------------------------------------------------------------------------
  14            1               0.00                  0.00                  0.00                      0.00
--------------------------------------------------------------------------------------------------------------
  15            1               0.00                  0.00                  0.00                      0.00
--------------------------------------------------------------------------------------------------------------
  16            1               0.00                 26.50*                 0.00                     40.42*
--------------------------------------------------------------------------------------------------------------
  16            6               0.00                159.00                  0.00                    242.50
--------------------------------------------------------------------------------------------------------------
  16           12               0.00                318.00                  0.00                    485.00
--------------------------------------------------------------------------------------------------------------
  17            6               0.00                477.00                  0.00                    727.50
--------------------------------------------------------------------------------------------------------------
  17           12               0.00                636.00                  0.00                    970.00
--------------------------------------------------------------------------------------------------------------
  18            1               0.00                636.00                  0.00                    970.00
--------------------------------------------------------------------------------------------------------------
  19            1               0.00                636.00                  0.00                    970.00
--------------------------------------------------------------------------------------------------------------
  20            1               0.00                636.00                  0.00                    970.00
--------------------------------------------------------------------------------------------------------------
  21            1               0.00                636.00                  0.00                    970.00
--------------------------------------------------------------------------------------------------------------
  22            1               0.00                508.80                  0.00                    776.00
--------------------------------------------------------------------------------------------------------------
  23            1               0.00                381.60                  0.00                    582.00
--------------------------------------------------------------------------------------------------------------
  24            1               0.00                254.40                  0.00                    388.00
--------------------------------------------------------------------------------------------------------------
  25            1               0.00                127.20                  0.00                    194.00
--------------------------------------------------------------------------------------------------------------
  26            1               0.00                  0.00                  0.00                      0.00
--------------------------------------------------------------------------------------------------------------


* In this example, the Surrender Charge increases by approximately this amount each month through the first 2 years after issue or increase. The Surrender Charge then remains level through the end of the 6th year. Starting at the beginning of the 7th year after issue or increase, the surrender charge decreases by 1/5 at the beginning of each year, until it is zero in the 11th year.

                      STATE FARM LIFE INSURANCE COMPANY

           REPORT ON AUDIT OF FINANCIAL STATEMENTS - STATUTORY BASIS

                FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

                 LETTERHEAD OF COOPERS & LYBRAND APPEARS HERE

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors
State Farm Life Insurance Company
Bloomington, Illinois

We have audited the accompanying statements of admitted assets, liabilities, capital and surplus - statutory basis of State Farm Life Insurance Company as of December 31, 1996 and 1995, and the related statements of operations and changes in capital and surplus - statutory basis and cash flows - statutory basis for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described more fully in Note 2, these financial statements were prepared by the Company in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Illinois (statutory-basis), which practices differ from generally accepted accounting principles. When statutory-basis financial statements are presented for purposes other than for filing with a regulatory agency, generally accepted auditing standards require that an auditor's report on them state whether they are presented fairly in conformity with generally accepted accounting principles. The effects on the financial statements of the variances between the statutory basis of accounting and generally accepted accounting principles, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of State Farm Life Insurance Company as of December 31, 1996 and 1995, or the results of its operations or its cash flows for the years then ended.

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, capital and surplus of State Farm Life Insurance Company as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended, on the basis of accounting described in Note 2.

Our audit was conducted for the purpose of expressing an opinion on the statutory financial statements taken as a whole. The Supplemental Schedule of Assets and Liabilities is presented to comply with the NAIC's Annual Statement Instructions and is not a required part of the basic statutory financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic statutory financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic statutory financial statements taken as a whole.


                                             Coopers & Lybrand L.L.P.

Chicago, Illinois
February 18, 1997

                       STATE FARM LIFE INSURANCE COMPANY
               (a wholly-owned subsidiary of State Farm Mutual
                         Automobile Insurance Company)

             STATEMENTS OF ADMITTED ASSETS, LIABILITIES, CAPITAL
                         AND SURPLUS - STATUTORY BASIS

                    December 31, 1996 and 1995

                                           ADMITTED ASSETS
                                                                      1996               1995
                                                                      ----               ----
Bonds:
  United States Government                                      $ 6,860,623,000    $ 6,515,198,370
  Canadian Government and subdivisions                              379,881,699        363,854,322
  Other governmental units                                        1,158,967,461        434,770,091
  Public utilities                                                2,758,841,298      2,685,227,901
  Industrial and other                                            5,758,389,561      5,681,259,956
                                                                ---------------    ---------------
                                                                $16,916,703,019    $15,680,310,640
Stocks:
  Preferred                                                           2,242,844          2,289,969
  Unaffiliated common                                               193,409,806        131,668,698
  Affiliated common                                                   6,418,240          6,228,323
                                                                ---------------    ---------------

                                                                    202,070,890        140,186,990
                                                                ---------------    ---------------

Mortgage loans                                                    1,740,788,533      1,668,173,228
                                                                ---------------    ---------------
Real estate:
  Held for investment                                                11,922,963         12,541,645
                                                                ---------------    ---------------

Policy loans                                                      1,774,279,034      1,630,193,391
Cash                                                                 13,538,051         26,659,775
Short-term investments                                              357,607,839        363,005,489
Other invested assets                                               362,587,340        332,998,579
                                                                ---------------    ---------------

     Total cash and invested assets                              21,379,497,669     19,854,069,737

Premiums deferred and uncollected                                   101,923,216        107,359,413
Investment income due and accrued                                   378,330,344        358,672,696
Federal income tax recoverable
  (including from affiliates)                                           673,112          1,574,254
Other assets                                                         19,170,462         21,264,939
                                                                ---------------    ---------------

Total admitted assets                                           $21,879,594,803    $20,342,941,039
                                                                ===============    ===============

                                             LIABILITIES
                                                                     1996               1995
                                                                     ----               ----
Aggregate reserves for life policies and contracts              $14,484,460,302    $13,500,396,672
Reserve for contracts without life contingencies                    901,529,520        798,544,863
Policy and contract claims                                           67,641,434         64,949,107
Policyholders' dividend accumulations                             2,734,155,442      2,524,922,896
Dividends to policyholders payable in the  following year           612,205,250        589,097,732
Advance premiums, deposits and other policy and
  contract liabilities                                              244,645,952        245,800,822

Interest maintenance reserve                                         14,485,937         18,593,739
Commissions payable                                                  29,545,491         31,724,749
Federal income taxes (payable to affiliates)                         66,267,037         65,053,120
Federal income taxes due or accrued                                   3,891,909          1,700,622
Other liabilities                                                   146,175,777        132,527,202
Asset valuation reserve                                             179,808,221        159,408,833
                                                                ---------------    ---------------

Total Liabilities                                                19,484,812,272     18,132,720,357
                                                                ---------------    ---------------
                                     CAPITAL AND SURPLUS

Common stock, $100 par value; 30,000 shares
  authorized, issued and outstanding                                  3,000,000          3,000,000
Paid-in surplus                                                      21,846,419         21,846,419
Unassigned surplus                                                2,369,936,112      2,185,374,263
                                                                ---------------    ---------------

Total capital and surplus                                         2,394,782,531      2,210,220,682
                                                                ---------------    ---------------


Total liabilities, capital and surplus                          $21,879,594,803    $20,342,941,039
                                                                ===============    ===============

       The accompanying notes are an integral part of these statements.

                       STATE FARM LIFE INSURANCE COMPANY
 (a wholly-owned subsidiary of State Farm Mutual Automobile Insurance Company)

                  STATEMENTS OF OPERATIONS - STATUTORY BASIS


                for the years ended December 31, 1996 and 1995

                                    -------

                                                                                         1996             1995
                                                                                         ----             ----
Income:
  Premiums and annuity considerations                                               $2,355,457,573   $2,370,508,675
  Net investment income                                                              1,547,424,397    1,459,422,136
  Considerations for supplementary contracts and dividend accumulations                560,830,376      516,286,483
  Other                                                                                  1,741,434        1,440,506
                                                                                    --------------   --------------

                                                                                     4,465,453,780    4,347,657,800
                                                                                    --------------   --------------
Benefits and other expenses:
  Death benefits                                                                       422,531,096      383,051,488
  Surrender benefits and other fund withdrawals                                        591,718,769      457,394,012
  Other benefits and claims                                                            144,693,150      122,342,813
  Payments on supplementary contracts and dividend accumulations                       540,037,211      494,584,567
  Increase in policy and contract reserves                                           1,271,972,866    1,450,860,892
  Commissions                                                                          176,118,214      216,945,641
  General insurance expenses                                                           271,396,836      251,871,575
  Taxes, licenses and fees                                                              56,230,565       50,760,753
                                                                                    --------------   --------------

                                                                                     3,474,698,707    3,427,811,741
                                                                                    --------------   --------------
Net gain from operations before dividends to policyholders
  and federal income taxes                                                             990,755,073      919,846,059

Dividends to policyholders                                                             600,978,261      577,950,900
                                                                                    --------------   --------------

Net gain from operations after dividends to policyholders and
  before federal income taxes                                                          389,776,812      341,895,159

Federal and foreign income taxes incurred (excluding capital gains)                    186,631,211      173,547,098
                                                                                    --------------   --------------
Net gain from operations after dividends to policyholders and
  federal income taxes and before realized gains                                       203,145,601      168,348,061


Net realized capital gains or (losses) less capital gains tax of
  $387,878 and $763,542 (excluding ($3,593,909) and
  $5,821,383 transferred to the IMR)                                                   (15,264,507)      (6,786,711)
                                                                                    --------------   --------------

Net income                                                                          $  187,881,094   $  161,561,350
                                                                                    ==============   ==============



       The accompanying notes are an integral part of these statements.

                       STATE FARM LIFE INSURANCE COMPANY
 (a wholly-owned subsidiary of State Farm Mutual Automobile Insurance Company)


        STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS - STATUTORY BASIS


                for the years ended December 31, 1996 and 1995


                                    -------


                                                                           1996              1995
                                                                           ----              ----
Common stock:
  Balance at beginning and end of year                                $    3,000,000    $    3,000,000
                                                                      --------------    --------------
Paid-in surplus:
  Balance at beginning and end of year                                    21,846,419        21,846,419
                                                                      --------------    --------------
Unassigned surplus:
  Balance at beginning of year                                         2,185,374,263     2,019,610,890
  Net income                                                             187,881,094       161,561,350
  Net unrealized capital gains                                            29,049,906        30,325,928
  Change in nonadmitted assets                                              (485,675)        2,231,889
  Change in asset valuation reserve                                      (20,399,388)      (27,155,103)
  Dividends to stockholder (parent company)                                 (480,000)         (480,000)
  Change in voluntary investment reserve                                   8,258,253          (720,691)
  Change in reserve on account of change in valuation basis              (19,262,341)                0
                                                                      --------------    --------------

  Balance at end of year                                               2,369,936,112     2,185,374,263
                                                                      --------------    --------------

Total capital and surplus                                             $2,394,782,531    $2,210,220,682
                                                                      ==============    ==============



       The accompanying notes are an integral part of these statements.

                       STATE FARM LIFE INSURANCE COMPANY
 (a wholly-owned subsidiary of State Farm Mutual Automobile Insurance Company)


                   STATEMENTS OF CASH FLOWS - STATUTORY BASIS
                 for the years ended December 31, 1996 and 1995

                                --------------

                                                  1996               1995
                                                  ----               ----
Cash from operations:
  Premiums and annuity considerations         $2,371,362,482     $2,379,986,546
  Other premiums, considerations and
    deposits, allowances and reserve
    adjustments, and other income                562,058,203        517,197,511
  Investment income received (excluding
    realized gains/losses and net of
    investment expenses)                       1,550,920,836      1,451,810,879
  Life and accident and health
    benefits paid                               (443,355,755)      (400,558,369)
  Surrender benefits and other fund
    withdrawals paid                            (591,718,769)      (457,394,012)
  Other benefits to policyholders paid          (662,294,112)      (594,463,187)
  Commissions, other expenses and taxes paid
    (excluding federal income taxes)            (502,124,919)      (513,766,712)
  Dividends to policyholders paid               (577,870,743)      (543,867,712)
  Federal income taxes paid (excluding tax
    on capital gains)                           (178,577,250)      (256,454,656)
  Other operating expenses paid                     (233,124)          (190,783)
                                              --------------     --------------

Net cash from operations                       1,528,166,849      1,582,299,505
                                              --------------     --------------
Cash from investments:
  Proceeds from investments sold, matured
    or repaid:
    Bonds                                      1,242,543,086      1,096,682,510
    Stocks                                         6,712,066            425,524
    Mortgage loans                               221,661,198        154,518,097
    Other invested assets                         38,587,669         34,502,131
    Net gains on cash and short-term
      investments                                     29,114             25,688
                                              --------------     --------------

  Total investment proceeds                    1,509,533,133      1,286,153,950

  Tax on capital gains                             4,135,492        (21,437,819)
                                              --------------     --------------

  Total cash from investments                  1,505,397,641      1,307,591,769
                                              --------------     --------------

Cost of investments acquired (long-term
  only):
  Bonds                                        2,510,563,797      2,334,276,726
  Stocks                                          33,987,140         25,519,509
  Mortgage loans                                 328,347,558        309,612,823
  Other invested assets                           45,710,481         16,101,056
                                              --------------     --------------

  Total investments acquired                   2,918,608,976      2,685,510,114
                                              --------------     --------------
  Increase (decrease) in policy loans and
    premium notes                                144,134,406        133,373,747
                                              --------------     --------------

Net cash from investments                     (1,557,345,741)    (1,511,292,092)
                                              --------------     --------------
Cash from financing and miscellaneous
  sources:
  Other cash provided                             16,652,380         23,221,397
  Dividends to stockholders paid                    (480,000)          (480,000)
  Other applications (net)                        (5,512,862)       (11,082,179)
                                              --------------     --------------
Net cash from financing and miscellaneous
  sources                                         10,659,518         11,659,218

Net change in cash and short-term
  investments                                    (18,519,374)        82,666,631

Cash and short-term investments, beginning
  of year                                        389,665,264        306,998,633
                                              --------------     --------------
Cash and short-term investments, end of year  $  371,145,890     $  389,665,264
                                              ==============     ==============


       The accompanying notes are an integral part of these statements.

                       STATE FARM LIFE INSURANCE COMPANY


                NOTES TO FINANCIAL STATEMENTS - STATUTORY BASIS

                                --------------


1.   Nature of Business Operations
     -----------------------------

     State Farm Life Insurance Company (the Company) is a wholly-owned subsidiary of State Farm Mutual Automobile Insurance Company (SFMAIC). The Company is licensed in 46 states, the District of Columbia and Canada for the provinces of Alberta, New Brunswick and Ontario, and primarily markets individual life and annuity products through an independent contractor agency force. The Company's individual life insurance products include traditional whole life, universal life and term insurance which together account for approximately 83% of premium revenue. Individual annuity products account for an additional 15%. The Company also writes small amounts of group credit life and employee group life.


2.   Summary of Significant Accounting Practices
     -------------------------------------------

     The accompanying financial statements have been prepared on a statutory basis in accordance, in all material respects, with accounting practices prescribed in the National Association of Insurance Commissioners (NAIC) Annual Statement Instructions and Accounting Practices and Procedures manuals, as well as state laws, regulations, and general administrative rules. Statutory basis accounting also permits the use of accounting practices which differ from those prescribed in the sources referred to above, when such practices are approved by the insurance department of the insurer's state of domicile. State Farm Life Insurance Company has used no such permitted accounting practices in the preparation of these financial statements that would be deemed to have a material effect on the determination of its financial position as of December 31, 1996 and December 31, 1995, or the results of its operations for the years then ended.

     Statutory basis accounting is a comprehensive basis of accounting other than generally accepted accounting principles (GAAP).

     The preparation of financial statements in conformity with statutory accounting practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     Significant accounting practices include:


     A.    Investments
           -----------

           Bonds and stocks are stated at values prescribed by the NAIC. In general, bonds are stated at amortized cost, preferred stocks at cost unless the stock is of lower quality, then stated at the lower of cost or market value, and common stocks, other than investment in subsidiary, at market value. Under GAAP, equity securities that have readily determinable fair values and debt securities would be classified into three categories: held-to-maturity, trading and available-for-sale. Held-to-maturity securities would be reported at amortized cost. Trading securities would be reported at fair value, with unrealized gains and losses included in earnings. Available-for-sale securities would be reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of equity.

                       STATE FARM LIFE INSURANCE COMPANY


                NOTES TO FINANCIAL STATEMENTS - STATUTORY BASIS

                                --------------

2.   Summary of Significant Accounting Practices, continued
     ------------------------------------------------------

     A.    Investments, continued
           ----------------------

           Prepayment assumptions for loan-backed bonds are internal estimates based on historical prepayment patterns. Prepayment assumptions for structured securities are based on estimates from various data reporting services. These assumptions are consistent with the current interest rate and economic environment. The retrospective adjustment method is used to value all securities.

           Mortgage loans on real estate, all of which are first liens, are carried at the aggregate unpaid principal balances. The Company had voluntary reserves for mortgage loans, in excess of those established for the asset valuation reserve, in the amount of $0 and $8,258,253 at December 31, 1996 and 1995, respectively.

           Real estate is carried at cost less accumulated depreciation. Depreciation is computed principally on the straight-line method over the estimated useful lives of the assets. Accumulated depreciation on such real estate is $13,065,538 and $12,446,856 at December 31, 1996 and 1995, respectively.

           Policy loans are stated at the aggregate of unpaid loan balances which are not in excess of cash surrender values of related policies.

           Short-term investments are stated at cost which approximates market. Other invested assets consist principally of investments in limited partnerships and are recorded under the equity method of accounting.

           Investment in a wholly-owned subsidiary is carried at its statutory net equity. Under GAAP reporting, all majority-owned subsidiaries would be consolidated. The net change in the unrealized gain or loss of the wholly-owned subsidiary for the years ended December 31, 1996 and 1995, as reflected in surplus, is $189,917 and $199,073, respectively.

           Investment income is recorded when earned. Realized gains and losses on sale or maturity of investments are determined on the basis of specific identification. Aggregate unrealized capital gains and losses are credited or charged directly to unassigned surplus.

     B.    Premiums Deferred and Uncollected
           ---------------------------------

           Premiums deferred and uncollected represent modal premiums, either due and uncollected or not yet due, where policy reserves have been provided on the assumption that the full premium for the current policy year has been collected. Also, where policy reserves have been provided on a continuous premium assumption, premiums uncollected are similarly defined.

                       STATE FARM LIFE INSURANCE COMPANY


                NOTES TO FINANCIAL STATEMENTS - STATUTORY BASIS

                                --------------

2.   Summary of Significant Accounting Practices, continued
     ------------------------------------------------------

     C.    Aggregate Reserves for Life Policies and Contracts
           --------------------------------------------------

           Policy reserves on life insurance are based on statutory mortality and interest requirements and are computed using principally net level and modified preliminary term methods with interest rates ranging primarily from 2.5% to 5.5%. The use of a modified reserve basis partially offsets the effect of immediately expensing policy acquisition costs. Policy reserves on annuities are based on statutory mortality and interest requirements with interest rates ranging primarily from 2.5% to 8%. GAAP reserves are based on mortality, lapse, withdrawal and interest rates that are based on Company experience.

     D.    Policyholders' Dividends
           ------------------------

           All of the Company's life insurance business is written on the participating basis. Policyholders' dividends are determined annually by the Board of Directors. Amounts declared and estimated to be payable to policyholders in the forthcoming year have been included in the accompanying financial statements as a liability based on approved dividend scales. Under GAAP, dividends are anticipated and may be considered as a planned contractual benefit when computing the value of future policy benefits.

     E.    Federal and Foreign Income Taxes
           --------------------------------

           The Company's federal income tax return is consolidated with SFMAIC and its affiliates.

           The consolidated federal income tax liability is apportioned to each entity in accordance with a written agreement. The allocation is based upon separate return calculations with current credit for net losses and tax credits. Intercompany federal income tax balances are settled as follows: 1) intercompany federal income tax receivables and payables which relate to the current tax year will be settled within ninety (90) days; 2) any refunds of federal income tax will be settled within ninety (90) days of receipt of the refund; and 3) any payments of federal income tax due will be settled within ninety (90) days of payment of the tax due.

           The Company's provision for federal income taxes is computed in accordance with those sections of the Internal Revenue Code applicable to life insurance companies and is based on income which is currently taxable. Under GAAP, deferred federal income taxes would be provided for temporary differences between the tax basis and financial statement basis of assets and liabilities.

                       STATE FARM LIFE INSURANCE COMPANY


                NOTES TO FINANCIAL STATEMENTS - STATUTORY BASIS

                                --------------

2.   Summary of Significant Accounting Practices, continued
     ------------------------------------------------------

     F.    Pension Plans and Other Postretirement Benefits
           -----------------------------------------------

           Pension Plans

           The Company and affiliated insurers sponsor two defined benefit plans covering substantially all of its employees. One plan is for the United States employees and the other is for Canadian employees. For the United States plan, the Company's funding policy is to contribute
           (1) at least the current service cost on a current basis and to fund any unfunded liabilities over the appropriate period and (2) not more than the maximum amount that may be deducted for federal income tax purposes.

           For the Canadian plan, the Company's funding policy is to comply with the funding requirements in Canada and to comply with the United States requirements for foreign plans.

           Contributions are allocated among participating companies based on ratios of annual compensation rates.

           Under GAAP, periodic net pension expense would be based on the cost of incremental benefits for employee service during the period, interest on the projected benefit obligation, actual return on plan assets and amortization of actuarial gains and losses rather than the funding policy.

           Other Postretirement Benefits

           The Company and its affiliated insurers currently provide certain health care and life insurance benefits pursuant to plans sponsored by its parent, SFMAIC. Eligible former employees, eligible former agents, and their eligible dependents currently may participate in these plans. For United States employees and agents, health care benefits generally include comprehensive medical coverage. For Canadian employees and agents, the health care benefits provided by the Company supplement those provided by the Canadian government.

           As a result of the policy promulgated by the NAIC concerning the treatment of certain postretirement benefits, beginning in 1993, the Company changed its method of accounting for the costs of the potential health care and life insurance benefits provided to post-career associates to the accrual method, and elected to amortize its transition obligation attributable to these potential benefits over twenty years.

           GAAP accounting for postretirement benefits requires an additional accrual for the estimated cost of the potential benefit obligation under the plans for active, but not yet eligible, employees and their dependents.

                       STATE FARM LIFE INSURANCE COMPANY


                NOTES TO FINANCIAL STATEMENTS - STATUTORY BASIS

                                --------------

2.   Summary of Significant Accounting Practices, continued
     ------------------------------------------------------

     G.    Interest Maintenance Reserve and Asset Valuation Reserve
           --------------------------------------------------------

           Interest Maintenance Reserve (IMR) - Realized capital gains and losses, due to interest rate fluctuations, net of tax on short-term and long-term fixed income investments are applied in this calculation. These gains and losses are amortized into income over the approximate remaining life of the investment sold. The IMR is not calculated under GAAP.

           Asset Valuation Reserve (AVR) - Realized gains and losses due to credit risk fluctuations and unrealized gains and losses on applicable invested assets are reflected in the calculation of this reserve. Changes in the AVR are charged or credited directly to unassigned surplus and include a voluntary contribution in 1996 of $0 and $943,808 in 1995. The AVR is not calculated under GAAP.

     H.    Recognition of Premiums and Annuity Considerations and Related
           --------------------------------------------------------------
           Expenses
           --------

           Premiums and annuity considerations are recognized over the premium paying period of the policies, whereas acquisition costs such as commissions and other costs related to new business are expensed as incurred. Under GAAP, certain of the Company's premium and annuity considerations and initial reserves (e.g. on universal life policies) would be excluded from income and the change in reserves. Additionally, acquisition costs under GAAP are capitalized and amortized over the policy period.

     The discussion above highlights the significant variances between the statutory accounting practices followed by the Company and GAAP. The effect of these differences has not been determined but is presumed to be material.

     Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

                       STATE FARM LIFE INSURANCE COMPANY


                NOTES TO FINANCIAL STATEMENTS - STATUTORY BASIS
                               ----------------

3.  Bonds and Other Debt Securities
    -------------------------------

    The amortized cost and estimated market values of investments in debt securities are as follows:

                                                          December 31, 1996
                                                          -----------------
                                                        Gross           Gross         Estimated
                                      Amortized       Unrealized     Unrealized        Market
                                        Cost            Gains          Losses           Value
                                   ---------------  --------------  ------------   ---------------
US Treasury securities and
   obligations of US government
   corporations and agencies       $ 8,096,425,157  $  531,907,891  ($27,458,222)  $ 8,600,874,826

Obligations of states and
   political subdivisions               42,570,677       2,427,503           (64)       44,998,116

Debt securities issued by
   foreign governments                 396,886,866      33,910,579       (70,117)      430,727,328

Corporate securities                 8,738,428,158     291,083,163   (60,606,944)    8,968,904,377
                                   ---------------  --------------  ------------   ---------------
          Totals                   $17,274,310,858  $  859,329,136  ($88,135,347)  $18,045,504,647
                                   ===============  ==============  ============   ===============

                                                          December 31, 1995
                                                          -----------------
                                                        Gross          Gross          Estimated
                                      Amortized       Unrealized     Unrealized        Market
                                        Cost            Gains          Losses           Value
                                   ---------------  --------------  ------------   ---------------
US Treasury securities and
   obligations of US government
   corporations and agencies       $ 6,970,727,109  $  839,830,662   ($6,631,793)  $ 7,803,925,978

Obligations of states and
   political subdivisions               56,521,044       5,129,125        (8,814)       61,641,355

Debt securities issued by
   foreign governments                 372,250,495      24,592,536       (58,609)      396,784,422

Corporate securities                 8,643,817,482     529,224,549   (19,560,792)    9,153,481,239
                                   ---------------  --------------  ------------   ---------------
          Totals                   $16,043,316,130  $1,398,776,872  ($26,260,008)  $17,415,832,994
                                   ===============  ==============  ============   ===============

                       STATE FARM LIFE INSURANCE COMPANY


                NOTES TO FINANCIAL STATEMENTS - STATUTORY BASIS
                                 -------------

3.  Bonds and Other Debt Securities, continued
    ------------------------------------------

    The amortized cost and estimated market value of debt securities, by contractual maturity, are shown below. Expected maturities will differ from contractual maturity because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                       December 31, 1996
                                                                       -----------------
                                                                                    Estimated
                                                                   Amortized         Market
                                                                     Cost             Value
                                                                ---------------  ---------------
                      Due in one year or less                   $ 1,545,473,243  $ 1,562,406,972

                      Due after one year through five years       5,665,388,673    5,820,013,957

                      Due after five years through ten years      7,859,356,966    8,314,775,985

                      Due after ten years                         2,204,091,976    2,348,307,733
                                                                ---------------  ---------------
                                Totals                          $17,274,310,858  $18,045,504,647
                                                                ===============  ===============

    Gross proceeds and realized gains and losses on bonds sold at the discretion of the Company for the year ended December 31, were:

                                                         1996          1995
                                                     ------------  ------------
                                     Proceeds        $273,806,295  $226,475,143

                                     Gross gains           42,275     4,009,992

                                     Gross losses      10,137,892        56,594

    At December 31, 1996, bonds carried at amortized cost of $419,084,758 were on deposit with regulatory authorities.

                       STATE FARM LIFE INSURANCE COMPANY

                NOTES TO FINANCIAL STATEMENTS - STATUTORY BASIS
                                --------------

4.  Equity Investments
    ------------------

    The cost of investments in preferred and common stocks and gross unrealized gains and losses from those investments are as follows:

                                            December 31, 1996
                                            -----------------
                                                  Gross       Gross
                                               Unrealized   Unrealized
                                     Cost         Gains       Losses
                                ------------  -----------  ----------
         Preferred              $  2,402,781  $         0  $  159,937

         Unaffiliated common     112,700,098   83,168,541   2,458,833

         Affiliated common         3,500,000    2,918,240           0

                                            December 31, 1995
                                            -----------------

         Preferred              $  2,455,156  $         0  $  165,188

         Unaffiliated common      83,599,178   48,626,612     557,092

         Affiliated common         3,500,000    2,728,323           0

    Gross realized gains and losses consist of the following for the years ended December 31:

                                1996                       1995
                                ----                       ----
                         Gains        Losses        Gains       Losses
                         -----        ------        -----       ------
Preferred              $   18,789         $0       $54,195      $74,811

Unaffiliated common     1,754,686          4             1       26,411

                       STATE FARM LIFE INSURANCE COMPANY

                NOTES TO FINANCIAL STATEMENTS - STATUTORY BASIS
                                --------------

5.  Investment in Subsidiary
    ------------------------

    State Farm Annuity and Life Insurance Company (SFAL), a company authorized to sell life and health insurance, is an affiliate of the Company through direct 100% ownership. To date however, SFAL has conducted no insurance business. Summary financial position and operating results are noted below.

                                                          1996       1995
                                                          ----       ----
                         Admitted assets               $6,463,414  $6,260,393

                         Liabilities                       44,958      32,164

                         Capital and surplus            6,418,456   6,228,229

                         Net income                       191,801     200,546

6.  Net Investment Income
    ---------------------

     The components of net investment income earned by type of investment for the years ended December 31, 1996 and 1995, were as follows

                                                       1996                1995
                                                       ----                ----
             Bonds                                 $1,248,460,909      $1,179,531,113

             Mortgage loans                           151,689,415         146,782,359

             Policy loans                             113,871,892         106,382,488

             Short-term investments                    21,799,607          20,470,410

             Other                                     23,225,880          18,811,147
                                                   --------------      --------------
             Gross investment income                1,559,047,703       1,471,977,517

             Investment expenses                      (11,004,624)        (11,936,699)

             Depreciation                                (618,682)           (618,682)
                                                   --------------      --------------
             Net investment income                 $1,547,424,397      $1,459,422,136
                                                   ==============      ==============

                       STATE FARM LIFE INSURANCE COMPANY

                NOTES TO FINANCIAL STATEMENTS - STATUTORY BASIS
                                --------------

7.  Fair Value of Financial Instruments
    -----------------------------------

    The following methods and assumptions were used to estimate the fair value of each significant class of financial instruments for which it is practicable to estimate that value:

    Bonds and Short-term Investments

      Fair values for issues traded on public exchanges are based on the market price in such exchanges at year end. For issues that are not traded on public exchanges, fair values were estimated based on market comparables or internal analysis.

    Mortgage Loans

      Fair values were estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

    Preferred Stocks and Unaffiliated Common Stocks

      Fair values were determined by the Securities Valuation Office (SVO) of the NAIC and approximate the values determined in public exchanges or comparable values. For issues that were not evaluated by the SVO, fair values were estimated based on market comparables or internal analysis.

    Cash

      The carrying amount is a reasonable estimate of fair value.

    Structured Annuity Reserves and other similar items

      Fair values were estimated by discounting future annuity payments at the interest rates in effect for similar contracts at year end.

    Deferred Annuities

      Fair values were approximated by the amount due to the annuity holder as if the annuity contract was surrendered at year end.

    Advance Premiums

      Fair values were approximated by the amount due to the policyholder as if the policy was surrendered at year end.

    Settlement Options Without Life Contingencies

      Settlement options without life contingencies are similar to demand deposits. The fair value is the amount payable on demand at year end.

                       STATE FARM LIFE INSURANCE COMPANY

                NOTES TO FINANCIAL STATEMENTS - STATUTORY BASIS

                                --------------

7.   Fair Value of Financial Instruments, continued
     ----------------------------------------------

     The estimated fair values and statement values of the Company's financial instruments at December 31, 1996 and 1995 are as follows:

                                                        1996                              1995
                                                        ----                              ----
                                               Fair           Statement          Fair           Statement
                                               Value            Value            Value            Value
                                               -----            -----            -----            -----
Financial assets:


  Bonds                                   $17,688,083,312  $16,916,703,019  $17,052,655,435  $15,680,310,641
    Bond reserves                                       0       82,797,270                0       81,961,420
                                          ---------------  ---------------  ---------------  ---------------
                                          $17,688,083,312  $16,833,905,749  $17,052,655,435  $15,598,349,221
                                          ===============  ===============  ===============  ===============

  Mortgage loans                          $ 1,746,961,499  $ 1,740,788,533  $ 1,740,347,531  $ 1,668,173,228
    Mortgage loan reserves                              0        8,818,835                0       17,737,208
                                          ---------------  ---------------  ---------------  ---------------
                                          $ 1,746,961,499  $ 1,731,969,698  $ 1,740,347,531  $ 1,650,436,020
                                          ===============  ===============  ===============  ===============

  Preferred stock                         $     1,731,383  $     2,242,844  $     1,782,230  $     2,289,969
    Preferred stock reserves                            0           67,150                0           79,664
                                          ---------------  ---------------  ---------------  ---------------
                                          $     1,731,383  $     2,175,694  $     1,782,230  $     2,210,305
                                          ===============  ===============  ===============  ===============

  Unaffiliated common stock               $   193,409,806  $   193,409,806  $   131,668,699  $   131,668,699
     Unaffilited common stock reserves                  0       58,022,941                0       39,500,610
                                          ---------------  ---------------  ---------------  ---------------
                                          $   193,409,806  $   135,386,865  $   131,668,699  $    92,168,089
                                          ===============  ===============  ===============  ===============

  Cash                                    $    13,538,051  $    13,538,051  $    26,659,775  $    26,659,775

  Short-term investments                  $   357,421,335  $   357,607,839  $   363,177,559  $   363,005,489
    Short-term reserves                                 0        1,785,221                0        2,424,216
                                          ---------------  ---------------  ---------------  ---------------
                                          $   357,421,335  $   355,822,618  $   363,177,559  $   360,581,273
                                          ===============  ===============  ===============  ===============

Financial liabilities:

  Structured annuity reserves
    and other similar items               $   316,103,692  $   314,935,733  $   294,946,081  $   269,951,731

  Deferred annuity reserves                 3,500,004,263    3,505,031,240    3,459,658,569    3,465,810,423

  Advance premiums                             74,418,449       75,352,648       79,366,680       80,619,602

  Settlement options without life
    contingencies                             586,593,787      586,593,787      528,593,132      528,593,132

8.   Federal Income Taxes
     --------------------

     The difference between the Company's effective income tax rate and the statutory rate for both 1996 and 1995 is primarily due to the non-deductible policyholder dividends, gross deferred premiums, unamortized deferred acquisition costs, tax reserves, and investment income associated with other invested assets.

     The examination of the Company's federal income tax returns through 1987 has been closed by the Internal Revenue Service. Returns for 1988, 1989 and 1990 have been examined. Although several issues remain open, no open issue would have a material effect on unassigned surplus. Returns for 1991, 1992 and 1993 are currently under examination. At this time, there have been no issues raised that would require adjustments which would have a material effect on unassigned surplus.

                       STATE FARM LIFE INSURANCE COMPANY


                NOTES TO FINANCIAL STATEMENTS - STATUTORY BASIS

                                  ------------

9.   Pension Plans and Other Postretirement Benefits
     -----------------------------------------------

     Pension Plans

     Plan benefits are based on years of credited service up to 35 years and the employee's rate of annual compensation during the 5 consecutive years of highest compensation for both the United States and Canadian plans.

     For the United States Plan, the pension cost allocated to the Company for its employees amounted to $5,004,649 and $5,065,602 in 1996 and 1995, respectively. A comparison of accumulated plan benefits, determined in accordance with Statement of Financial Accounting Standards No. 35, and plan net assets for the noncontributory defined benefit pension plan of the Company and its parent and other affiliates as of August 31, 1996 (the most recent actuarial valuation date) and 1995 is presented below:



                                                       1996            1995
                                                  --------------  --------------

        Actuarial present value of accumulated
         plan benefits:

                            Vested                $2,620,702,754  $2,374,429,130

                            Nonvested                 56,123,860      54,312,168
                                                  --------------  --------------

                                                  $2,676,826,614  $2,428,741,298
                                                  ==============  ==============

        Net assets available for plan benefits    $5,235,032,043  $4,514,976,310
                                                  ==============  ==============

     The assumed rate of return used in determining the actuarial present value of vested and nonvested accumulated plan benefits was 7% as of August 31, 1996 and 1995.

     For the Canadian Plan, pension cost allocated to the Company amounted to $99,300 and $96,392 in 1996 and 1995, respectively. A comparison of accumulated plan benefits and net assets of the non-contributory defined benefit pension plan as of August 31, 1996 (the most recent actuarial valuation date), and 1995 is presented below:

                                                     1996         1995
                                                  -----------  -----------

        Actuarial present value of accumulated
         plan benefits                            $34,439,874  $31,575,750
                                                  ===========  ===========

        Net assets available for plan benefits    $69,278,013  $57,750,656
                                                  ===========  ===========

                       STATE FARM LIFE INSURANCE COMPANY

                NOTES TO FINANCIAL STATEMENTS - STATUTORY BASIS

                                ---------------

9.   Pension Plans and Other Postretirement Benefits, continued
     ----------------------------------------------------------

     Pension Plans, continued

     The Company participates with its affiliates in a qualified defined contribution plan for which substantially all employees are eligible. Contributions are based on the performance of the Company and its affiliates as well as matching a percentage of employee contributions (up to specified limits). Such contributions for the years ended December 31, 1996 and 1995, were $1,199,686 and $1,213,322, respectively. Benefits, generally available upon retirement, are paid from net assets available for plan benefits.

     Other Postretirement Benefits

     The Company's share of the net post-career benefit cost for the year ended December 31, 1996, was $8,193,662 and included paid benefits, the expected cost of the potential health care and life insurance benefits for newly eligible post-career associates, interest cost and amortization of the transition obligation.

     At December 31, 1996 and 1995 respectively, the Company's share of the recorded unfunded post-career benefit obligation attributable to the potential health care and life insurance benefits for post-career associates was $25,324,027 and $18,431,865. The transition obligation for these potential benefits is being amortized over twenty years, beginning in 1993. The Company's share of the remaining transition obligation was $47,574,926 and $51,393,712 at December 31, 1996, and 1995 respectively.
     The Company's share of unrecognized net gains or losses, resulting from experience different from that assumed and/or changes in actuarial assumptions was $5,850,177. The Company's share of the estimated cost of the potential benefit obligation under the plans for active, but not yet eligible employees, agents, and their qualifying dependents, at January 1, 1996, was $62,193,498 which is not accrued in these financial statements. The discount rate used in determining the accumulated post-career benefit obligation attributable to these potential benefits is 7%, and the health care cost trend rate is 12%, graded to 6% over the following 6 years.

     The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point in each year would increase the Company's share of the post-career benefit obligation attributable to the potential health care insurance benefits for post career associates by $6,087,178 as of January 1, 1996 and the estimated eligibility and interest cost components of the net periodic post-career benefit cost for 1996 by $472,916.

     The Company participates with its affiliates in an unfunded deferred compensation plan for highly compensated employees and independent contractor agents. The established liabilities reflected in these statements were $1,367,353 and $1,379,176 for 1996 and 1995, respectively.

                       STATE FARM LIFE INSURANCE COMPANY

                NOTES TO FINANCIAL STATEMENTS - STATUTORY BASIS

                                ----------------

10.  Related Party Transactions
     --------------------------

     The Company, its parent, and its affiliates share certain administrative, occupancy and marketing expenses. Such expenses are allocated to the Company based on time and usage studies and totaled approximately $139,469,237 and $110,066,000 in 1996 and 1995, respectively.

     At December 31, 1996, and 1995, total amounts owed to the parent company, exclusive of federal income taxes, were approximately $59,517,000, and $57,131,000, respectively. Total amounts owed to other affiliates were approximately $24,000 and $65,000, respectively.

11.  Contingent Liabilities
     ----------------------

     The Company is subject to liabilities of a contingent nature which may from time to time arise. Such liabilities could result from income tax matters, guaranty fund assessments or other occurrences that take place in the normal course of doing business. In addition, the life insurance industry has not been exempt from the impact of an increasingly litigious environment which is being experienced in the United States. Liabilities arising as a result of these factors, or other such contingencies, that are not provided for elsewhere in these financial statements are not reasonably estimable and are not considered by management to be material in relation to the financial position of the Company.

12.  Dividend Restrictions
     ---------------------

     The maximum amount of dividends which can be paid to shareholders of insurance companies domiciled in Illinois without prior approval of the Insurance Commissioner is subject to restrictions related to statutory surplus and net income.

                       STATE FARM LIFE INSURANCE COMPANY
 (a wholly-owned subsidiary of State Farm Mutual Automobile Insurance Company)
                Supplemental Schedule of Assets and Liabilities

                      Schedule 1 - Selected Financial Data

                           December 31, 1996 and 1995


The following is a summary of certain financial data included in other exhibits and schedules subjected to audit procedures by independent auditors and utilized by actuaries in the determination of reserves.


                                                         1996            1995
                                                         ----            ----

Investment Income Earned

    US government bonds                           $  526,222,953  $  530,370,735
    Other bonds (unaffiliated)                       722,237,956     649,160,378
    Preferred stocks (unaffiliated)                      133,756         150,028
    Common stocks (unaffiliated)                       2,654,918       1,858,728
    Mortgage loans                                   151,689,415     146,782,359
    Real estate                                        2,419,973       2,419,973
    Premium notes, policy loans and liens            113,871,892     106,382,488
    Cash on hand and on deposit                          381,271         284,642
    Short-term investments                            21,799,607      20,470,410
    Other invested assets                             17,635,963      14,097,776
                                                  --------------  --------------

    Gross investment income                       $1,559,047,703  $1,471,977,517
                                                  ==============  ==============

Real Estate Owned - Book Value less Encumbrances  $   11,922,963  $   12,541,645
                                                  ==============  ==============

Mortgage Loans - Book Value
    Residential mortgages                         $   61,970,068  $   77,178,594
    Commercial mortgages                           1,678,818,465   1,590,994,634
                                                  --------------  --------------

    Total mortgage loans                          $1,740,788,533  $1,668,173,228
                                                  ==============  ==============

Mortgage Loans By Standing - Book Value
    Good standing                                 $1,674,419,922  $1,540,752,912
                                                  ==============  ==============
    Good standing with restructured terms         $   65,507,684  $   74,122,559
                                                  ==============  ==============
    Overdue more than three months, not in
     foreclosure                                  $      117,142  $            0
                                                  ==============  ==============
    Foreclosure in process                        $      743,785  $   53,297,758
                                                  ==============  ==============

                       STATE FARM LIFE INSURANCE COMPANY
 (a wholly-owned subsidiary of State Farm Mutual Automobile Insurance Company)
                Supplemental Schedule of Assets and Liabilities

                      Schedule 1 - Selected Financial Data

                           December 31, 1996 and 1995
                                    (cont.)

                                                       1996             1995
                                                       ----             ----

Other Long Term Assets - Statement Value       $   362,566,588  $   332,000,513
                                               ===============  ===============
Bonds and Stocks of Parents, Subsidiaries
 and Affiliates -
 Book Value
  Common stocks                                $     3,500,000  $     3,500,000
                                               ===============  ===============

Bonds and Short-Term Investments by Class and Maturity:

Bonds by Maturity - Statement Value

   Due within one year or less                 $ 1,545,473,243  $ 1,353,529,467
   Over 1 year through 5 years                   5,665,388,673    4,921,657,600
   Over 5 years through 10 years                 7,859,356,966    7,490,031,716
   Over 10 years through 20 years                2,142,286,717    2,208,744,124
   Over 20 years                                    61,805,259       69,353,223
                                               ---------------  ---------------

   Total by Maturity                           $17,274,310,858  $16,043,316,130
                                               ===============  ===============

Bonds by Class - Statement Value

   Class 1                                     $16,782,010,348  $15,574,776,151
   Class 2                                         398,415,262      372,208,191
   Class 3                                          50,639,729       51,865,916
   Class 4                                          43,106,036       44,465,872
   Class 5                                             139,483                0
   Class 6                                                   0                0
                                               ---------------  ---------------

   Total by Class                              $17,274,310,858  $16,043,316,130
                                               ===============  ===============

   Total Bonds Publicly Traded                 $16,195,677,203  $14,955,364,286
                                               ===============  ===============
   Total Bonds Privately Placed                $ 1,078,633,655  $ 1,087,951,844
                                               ===============  ===============

Preferred Stocks - Statement Value             $     2,242,844  $     2,289,969
                                               ===============  ===============

Common Stocks - Market Value                   $   199,828,046  $   137,897,021
                                               ===============  ===============
Short Term Investments - Book Value            $   357,607,839  $   363,005,489
                                               ===============  ===============
Cash on Deposit                                $    13,538,051  $    24,843,116
                                               ===============  ===============

                       STATE FARM LIFE INSURANCE COMPANY
 (a wholly-owned subsidiary of State Farm Mutual Automobile Insurance Company)
                Supplemental Schedule of Assets and Liabilities

                      Schedule 1 - Selected Financial Data

                           December 31, 1996 and 1995
                                    (cont.)


                                                     1996           1995
                                                     ----           ----

Life Insurance In Force
  Ordinary                                    $289,668,061,000  $272,642,931,000
                                              ================  ================
  Credit life                                 $  1,627,843,000  $  1,438,251,000
                                              ================  ================
  Group life                                  $ 10,687,281,000  $ 10,397,714,000
                                              ================  ================

Amount of Accidental Death Insurance In
 Force Under Ordinary Policies                $  8,680,207,000  $  8,635,791,000
                                              ================  ================

Life Insurance Policies with Disability
 Provisions in Force:

  Ordinary                                           4,651,198         4,558,531
                                              ================  ================
  Group life (certificates)                            115,674           115,584
                                              ================  ================

Supplementary Contracts in Force:
  Ordinary - not involving life contingencies

  Amount on deposit                           $    430,414,898  $    408,002,563
                                              ================  ================
  Income payable                              $      2,490,316  $      2,343,956
                                              ================  ================

  Ordinary - involving life contingencies
   Income payable                             $      5,078,079  $      4,760,377
                                              ================  ================

Annuities:

  Ordinary
    Immediate - amount of income payable      $     80,315,611  $     70,432,775
                                              ================  ================
    Deferred - fully paid account balance     $  3,480,300,066  $  3,440,441,081
                                              ================  ================
    Deferred - not fully paid - account
     balance                                  $        798,077  $      1,061,282
                                              ================  ================

Deposit Funds and Dividend Accumulations:
  Deposit funds - account balance             $    100,153,807  $    105,613,220
                                              ================  ================
  Dividend accumulations - account balance    $  2,734,155,442  $  2,524,922,896
                                              ================  ================

STATE FARM LIFE INSURANCE COMPANY

(a wholly-owned subsidiary of State Farm Mutual Automobile Insurance Company)

STATEMENTS OF ADMITTED ASSETS, LIABILITIES, CAPITAL AND SURPLUS -
STATUTORY BASIS

                                   UNAUDITED

                           As of September 30, 1997

                         Admitted Assets

 Liabilities

Bonds:                                                1997
                                                      ----
        United States Government                             6,809,645,979

    Canadian Government and subdivisions                       393,905,268

                Other governmental units                     1,396,276,327

                        Public utilities                     2,752,652,081

                    Industrial and other                     6,188,286,677
                                                             -------------

                                                            17,540,766,332

                                  Stocks:



                               Preferred                         2,251,281


                     Unaffiliated common                       236,342,731


                       Affiliated common                         6,418,240
                                                                 ---------

                                                               245,012,252
                                                               -----------



                          Mortgage Loans                     1,912,255,808
                                                             -------------

                             Real estate:



                     Held for investment                        11,458,951
                                                                ----------




                            Policy loans                     1,882,069,038


                                    Cash                        -6,525,895


                  Short-term investments                       558,983,612


                   Other invested assets                       333,071,979
                                                               -----------



          Total cash and invested assets                    22,477,092,077



       Premiums deferred and uncollected                        98,863,662


       Investment income due and accrued                       413,245,632


          Federal income tax recoverable
             (including from affiliates)                           613,837


                           Other assets                         25,648,030
                                                                ----------

                  Total admitted assets                     23,015,463,238
                                                            ==============

                                                      1997
                                                      ----
   Aggregate reserves for life policies
                          and contracts                     15,174,233,109


     Reserve for contracts without life
                          contingencies                        949,223,205

             Policy and contract claims                         71,999,676

  Policyholders' dividend accumulations                      2,896,701,176

  Dividends to policyholders payable in
                     the following year                        633,022,104

   Advance premiums, deposits and other
      policy and contract   liabilities                        262,907,544




           Interest maintenance reserve                         15,303,695



                    Commissions payable                         36,088,629


       Federal income taxes (payable to
                            affiliates)                         57,386,726


    Federal income taxes due or accrued                          4,458,079


                      Other liabilities                        136,666,284


                Asset valuation reserve                        201,696,515
                                                               -----------



                      Total Liabilities                     20,439,686,742
                                                            --------------






                                CAPITAL
                            AND SURPLUS







   Common stock, $100 par value; 30,000
                     shares authorized,


                 issued and outstanding                          3,000,000


                        Paid-in surplus                         21,846,419


                     Unassigned surplus                      2,550,930,076
                                                             -------------






              Total capital and surplus                      2,575,776,496
                                                             -------------












 Total liabilities, capital and surplus                     23,015,463,238
                                                            ==============

                      STATE FARM LIFE INSURANCE COMPANY
 (a wholly-owned subsidiary of State Farm Mutual Automobile Insurance Company)

         STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS - STATUTORY BASIS

                                   UNAUDITED

                    for the quarter ended September 30, 1997

                                  ------------


                                                    September 30, 1997
                                                    ------------------

        Common stock:

  Balance at beginning and end of period                             3,000,000
                                                                 -------------
                               Paid-in surplus:

         Balance at beginning and end of period                     21,846,419
                                                                 -------------
                            Unassigned surplus:

                   Balance at beginning of year                  2,369,936,112
                                     Net income                    178,691,489
                   Net unrealized capital gains                     25,908,125
                   Change in nonadmitted assets                     -1,357,355
              Change in asset valuation reserve                    -21,888,294
      Dividends to stockholder (parent company)                       -360,000
                                                                 -------------

                       Balance at end of period                  2,550,930,077
                                                                 -------------

                      Total capital and surplus                  2,575,776,496
                                                                 =============

                       STATE FARM LIFE INSURANCE COMPANY
 (a wholly-owned subsidiary of State Farm Mutual Automobile Insurance Company)

             STATEMENTS OF CASH FLOWS - STATUTORY BASIS - UNAUDITED

                    for the quarter ended September 30, 1997
                                  ------------

                                                                                    September  30, 1997
                                                                                    -------------------

                Cash from operations:

                                                        Premiums and annuity considerations           1,826,082,284
 Other premiums, considerations and deposits, allowances and reserve adjustments, and other             423,480,686
                                                                              income income
Investment income received (excluding realized gains/losses and net of investment expenses)           1,205,196,110
                                                 Life and accident and health benefits paid            -327,658,224
                                         Surrender benefits and other fund withdrawals paid            -500,728,720
                                                       Other benefits to policyholders paid            -538,865,339
                Commissions, other expenses and taxes paid (excluding federal income taxes)            -397,068,183
                                                            Dividends to policyholders paid            -452,211,461
                                 Federal income taxes paid (excluding tax on capital gains)            -152,819,262
                                                              Other operating expenses paid                -136,232
                                                                                                           --------

                                                                   Net cash from operations           1,085,271,659
                                                                                                      -------------

                                                                     Cash from investments:

                                         Proceeds from investments sold, matured or repaid:

                                                                                      Bonds             916,018,667
                                                                                     Stocks               3,797,074
                                                                             Mortgage loans             156,422,037
                                                                      Other invested assets              32,214,738
                                               Net gains on cash and short-term investments                    -243
                                                                     Miscellaneous proceeds                     888
                                                                                                                ---

                                                                  Total investment proceeds           1,108,453,161
                                                                       Tax on capital gains                 387,869
                                                                                                            -------

                                                                Total cash from investments           1,108,065,292
                                                                                                      -------------

                                            Cost of investments acquired (long-term only):

                                                                                      Bonds           1,558,202,185
                                                                                     Stocks              17,861,624
                                                                             Mortgage loans             325,617,353
                                                                      Other invested assets               2,339,939
                                                                                                          ---------

                                                                Total investements acquired           1,904,021,101
                                                                                                      -------------
                                      Increase (decrease) in policy loans and premium notes             107,790,003

                                                                  Net cash from investments            -903,745,812
                                                                                                      -------------

                                            Cash from financing and miscellaneous sources:

                                                                        Other cash provided              12,444,172
                                                             Dividends to stockholders paid                -360,000
                                                                   Other applications (net)             -12,298,192
                                                                                                      -------------

                                          Net cash from financing and miscellaneous sources                -214,020

                                              Net change in cash and short-term investments             181,311,827

                                         Cash and short-term investments, beginning of year             371,145,889
                                                                                                      -------------

                                             Cash and short-term investments, end of period             552,457,716
                                                                                                      =============

                       STATE FARM LIFE INSURANCE COMPANY
 (a wholly-owned subsidiary of State Farm Mutual Automobile Insurance Company)

             STATEMENTS OF OPERATIONS - STATUTORY BASIS - UNAUDITED

                    for the quarter ended September 30, 1997

                                 -------------



                                                                                        September 30, 1997
                                                                                        -------------------
Income:

                                                        Premiums and annuity considerations           1,814,478,527
                                                                      Net investment income           1,219,538,954
                      Considerations for supplementary contracts and dividend accumulations             423,480,686
                                                                                      Other                 815,440
                                                                                                            -------

                                                                                                      3,458,313,607
                                                                                                      -------------
                                                               Benefits and other expenses:

                                                                             Death benefits             331,749,851
                                              Surrender benefits and other fund withdrawals             500,728,720
                                                                  Other benefits and claims             110,833,905
                             Payments on supplementary contracts and dividend accumulations             428,581,106
                                                   Increase in policy and contract reserves             898,765,091
                                                                                Commissions             145,842,104
                                                                 General insurance expenses             209,446,597
                                                                   Taxes, licenses and fees              36,297,259
                                                                                                         ----------

                                                                                                      2,662,244,633
                                                                                                      -------------
                             Net gain from operations before dividends to policyholders and
                                                                       federal income taxes             796,068,974

                                                                 Dividends to policyholders             473,028,315
                                                                                                        -----------

                       Net gain from operations after dividends to policyholders and before
                                                                       federal income taxes             323,040,659

                        Federal and foreign income taxes incurred (excluding capital gains)             143,315,082
                                                                                                        -----------

                              Net gain from operations after dividends to policyholders and
                                             federal income taxes and before realized gains             179,725,577

                           Net realized capital gains or (losses) less capital gains tax of
                                  $1,637,182  (excluding ($892,792) transferred to the IMR)              (1,034,088)
                                                                                                         ----------

                                                                                 Net income             178,691,489
                                                                                                        ===========

                       STATE FARM LIFE INSURANCE COMPANY

                          NOTE TO FINANCIAL STATEMENTS


The statement of admitted assets, liabilities, capital and surplus--statutory basis as of September 30, 1997 and the statement of changes in capital and surplus, operations, and cash flows--statutory basis for the nine-month period ended September 30, 1997 are unaudited. The interim financial statements reflect all adjustments (consisting only of normal recurring accruals) which are, in the opinion of management, necessary for the fair presentation of the financial position, changes in capital and surplus, results of operations and cash flows for the interim periods. The results of operations for the interim period should not be considered indicative of results to be expected for the full year.

-------------------
                       STATE FARM LIFE INSURANCE COMPANY
 (a wholly-owned subsidiary of State Farm Mutual Automobile Insurance Company)

                  STATEMENTS OF ADMITTED ASSETS, LIABILITIES,

              CAPITAL AND SURPLUS - STATUTORY BASIS - UNAUDITED

                              As of June 30, 1997

             Admitted Assets
                                                                     1997
                                                                ---------------
Bonds:
United States Government                                        $ 6,840,960,050
Canadian Government and subsidiaries                                387,737,808
Other governmental units                                          1,321,824,485
Public utilities                                                  2,756,931,379
Industrial and other                                              6,006,467,237
                                                                ---------------

                                                                $17,313,920,595

Stocks:
Preferred                                                             2,242,844
Unaffiliated common                                                 222,570,381
Affiliated common                                                     6,418,240
                                                                ---------------

                                                                    231,231,465
                                                                ---------------

Mortgage Loans                                                    1,894,099,970
                                                                ---------------
Real estate:
Held for investment                                                  11,613,621
                                                                ---------------

Policy loans                                                      1,843,095,179
Cash                                                                 (6,165,698)
Short-term investments                                              455,468,674
Other invested assets                                               359,460,106
                                                                ---------------
        Total cash and invested assets                           22,102,724,276

Premiums deferred and uncollected                                   104,451,778
Investment income due and accrued                                   391,571,406
Federal income tax recoverable
(including from affiliates)                                             880,514
Other assets                                                         25,221,633
                                                                ---------------
Total admitted assets                                           $22,624,849,607
                                                                ===============
                 Liabilities

Aggregate reserves for life policies and contracts              $14,975,461,894
Reserve for contracts without life contingencies                    934,893,614
Policy and contract claims                                           68,598,297
Policyholders' dividend accumulations                             2,843,525,883
Dividends to policyholders payable in the following year            628,281,437

Advance premiums, deposits and other policy and contract
  liabilities                                                       247,813,537

Interest maintenance reserve                                         14,398,268
Commissions payable                                                  27,381,106
Federal income taxes (payable to affiliates)                         32,850,121
Federal income taxes due or accrued                                   2,619,893
Other liabilities                                                   162,676,659
Asset valuation reserve                                             195,533,467
                                                                ---------------

Total Liabilities                                                20,134,034,176
                                                                ---------------
CAPITAL AND SURPLUS

Common stock, $100 par value: 30,000 shares authorized,
issued and outstanding                                                3,000,000
Paid-in surplus                                                      21,846,419
Unassigned surplus                                                2,465,969,012
                                                                ---------------

Total capital and surplus                                         2,490,815,431
                                                                ---------------

        Total liabilities, capital and surplus                  $22,624,849,607
                                                                ===============

                                      -1-

                       STATE FARM LIFE INSURANCE COMPANY
 (a wholly-owned subsidiary of State Farm Mutual Automobile Insurance Company)


  STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS - STATUTORY BASIS - UNAUDITED

                     for the quarter ended June 30, 1997

                                 ------------

                                                                 June 30, 1997
                                                                ---------------
Common stock:
  Balance at beginning and end of period                        $    3,000,000
                                                                --------------

Paid-in surplus:
  Balance at beginning and end of period                            21,846,419
                                                                --------------
Unassigned surplus:
  Balance at beginning of year                                   2,369,936,112
  Net income                                                        96,058,365
  Net unrealized capital gains                                      17,840,135
  Change in nonadmitted assets                                      (1,900,354)
  Change in asset valuation reserve                                (15,725,246)
  Dividends to stockholder (parent company)                           (240,000)
                                                                --------------

  Balance at end of period                                       2,465,969,012
                                                                --------------

Total capital and surplus                                       $2,490,815,431
                                                                ==============

                       STATE FARM LIFE INSURANCE COMPANY
 (a wholly-owned subsidiary of State Farm Mutual Automobile Insurance Company)

            STATEMENTS OF CASH FLOWS - STATUTORY BASIS - UNAUDITED

                      for the quarter ended June 30, 1997

                                 ------------

                                                                                                               June 30, 1997
                                                                                                               ---------------
Cash from operations:
  Premiums and annuity considerations                                                                           1,245,987,617
  Other premiums, considerations and deposits, allowances and reserve adjustments, and other income income        288,590,594
  Investment income received (excluding realized gains/losses and net of investment expenses)                     806,868,313
  Life and accident and health benefits paid                                                                     (225,340,316)
  Surrender benefits and other fund withdrawals paid                                                             (343,109,309)
  Other benefits to policyholders paid                                                                           (352,787,352)
  Commissions, other expenses and taxes paid (excluding federal income taxes)                                    (273,663,391)
  Dividends to policyholders paid                                                                                (315,785,963)
  Federal income taxes paid (excluding tax on capital gains)                                                     (125,308,408)
  Other operating expenses paid                                                                                      (100,431)
                                                                                                               --------------
Net cash from operations                                                                                          705,351,354
                                                                                                               --------------
Cash from investments:
  Proceeds from investments sold, matured or repaid:
  Bonds                                                                                                           600,563,169
  Stocks                                                                                                            3,793,904
  Mortgage loans                                                                                                   75,980,243
  Other invested assets                                                                                             5,611,094
  Net gains on cash and short-term investments                                                                            959
  Miscellaneous proceeds                                                                                                  888
                                                                                                               --------------
  Total investment proceeds                                                                                       685,950,257

  Tax on capital gains                                                                                                387,868
                                                                                                               --------------
Total cash from investments                                                                                       685,526,389
                                                                                                               --------------
Cost of investments acquired (long-term only):
  Bonds                                                                                                         1,010,759,874
  Stocks                                                                                                           12,877,279
  Mortgage loans                                                                                                  228,621,270
  Other invested assets                                                                                             2,339,939
                                                                                                               --------------
Total investments acquired                                                                                      1,254,598,362
                                                                                                               --------------
Increase (decrease) in policy loans and premium notes                                                              68,816,144

Net cash from investments                                                                                        (637,852,117)
                                                                                                               --------------
Cash from financing and miscellaneous sources:
  Other cash provided                                                                                              23,626,129
  Dividends to stockholders paid                                                                                     (240,000)
  Other applications (net)                                                                                        (12,728,279)
                                                                                                               --------------
Net cash from financing and miscellaneous sources                                                                  10,657,850

  Net change in cash and short-term investments                                                                    78,157,086

  Cash and short-term investments, beginning of year                                                              371,145,889
                                                                                                               --------------
  Cash and short-term investments, end of period                                                               $  449,302,976
                                                                                                               ==============

                       STATE FARM LIFE INSURANCE COMPANY
 (a wholly-owned subsidiary of State Farm Mutual Automobile Insurance Company)

            STATEMENTS OF OPERATIONS - STATUTORY BASIS - UNAUDITED

                      for the quarter ended June 30, 1997

                                 ------------

                                                                                June 30, 1997
                                                                               ---------------
Income:
  Premiums and annuity considerations                                          $1,240,187,470
  Net investment income                                                           805,329,473
  Considerations for supplementary contracts and dividend accumulations           288,399,265
  Other                                                                               252,192
                                                                               --------------

                                                                                2,334,168,400
                                                                               --------------
Benefits and other expenses:
  Death benefits                                                                  215,749,920
  Surrender benefits and other fund withdrawals                                   343,109,308
  Other benefits and claims                                                        73,051,989
  Payments on supplementary contracts and dividend accumulations                  290,847,699
  Increase in policy and contract reserves                                        632,061,426
  Commissions                                                                      98,117,249
  General insurance expenses                                                      138,270,982
  Taxes, licenses and fees                                                         24,351,708
                                                                               --------------
                                                                                1,815,560,281
                                                                               --------------
Net gain from operations before dividends to policyholders and
  federal income taxes                                                            518,608,119

Dividends to policyholders                                                        331,862,150
                                                                               --------------
Net gain from operations after dividends to policyholders and before
  federal income taxes                                                            186,745,969

Federal and foreign income taxes incurred (excluding capital gains)                89,915,755
                                                                               --------------
Net gain from operations after dividends to policyholders and
  federal income taxes and before realized gains                                   96,830,214

Net realized capital gains or (losses) less capital gains tax of
  $884,187 (excluding ($27,092) transferred to the IMR)                              (771,849)
                                                                               --------------

Net income                                                                     $   96,058,365
                                                                               ==============

                       STATE FARM LIFE INSURANCE COMPANY

                         NOTE TO FINANCIAL STATEMENTS

The statement of admitted assets, liabilities, capital and surplus--statutory basis as of June 30, 1997 and the statement of changes in capital and surplus, operations, and cash flows--statutory basis for the six-month period ending
June 30, 1997 are unaudited. The interim financial statements reflect all adjustments (consisting only of normal recurring accruals) which are, in the opinion of management, necessary for fair presentation of the financial position, changes in capital and surplus, results of operations and cash flows for the interim periods. The results of operations for the interim period should not be considered indicative of results to be expected for the full year.

                       STATE FARM LIFE INSURANCE COMPANY
 (a wholly-owned subsidiary of State Farm Mutual Automobile Insurance Company)

                  STATEMENTS OF ADMITTED ASSETS, LIABILITIES,

               CAPITAL AND SURPLUS - STATUTORY BASIS - UNAUDITED

                             As of March 31, 1997

                Admitted Assets                                        1997
                                                                 ---------------
Bonds:
United States Government                                         $ 6,871,361,744
Canadian Government and subdivisions                                 385,802,391
Other governmental units                                           1,257,549,838
Public utilities                                                   2,755,074,704
Industrial and other                                               5,927,839,623
                                                                 ---------------
                                                                 $17,197,628,300
Stocks:
Preferred                                                              2,245,150
Unaffiliated common                                                  187,927,075
Affiliated common                                                      6,418,240
                                                                 ---------------
                                                                     196,590,465
                                                                 ---------------
Mortgage Loans                                                     1,826,715,389
                                                                 ---------------
Real estate:
Held for investment                                                   11,768,292
                                                                 ---------------
Policy loans                                                       1,805,922,862
Cash                                                                   1,327,104
Short-term investments                                               295,202,369
Other invested assets                                                366,255,488
                                                                 ---------------
        Total cash and invested assets                            27,701,410,269

Premiums deferred and uncollected                                    108,218,140
Investment invome due and accrued                                    402,392,346
Federal income tax recoverable (including
from affiliates)                                                         417,145
Other assets                                                          24,493,885
                                                                 ---------------
Total admitted assets                                            $22,236,931,785
                                                                 ===============

                Liabilities

Aggregate reserves for life policies and contracts               $14,749,602,137
Reserve for contracts without life contingencies                     920,731,877
Policy and contract claims                                            68,543,611
Policyholders' dividend accumulations                              2,792,772,032
Dividends to policyholders payable in the following year             621,311,134

Advance premiums, deposits and other policy and contract
  liabilities                                                        251,213,590

Interest maintenance reserve                                          14,230,951
Commissions payable                                                   20,701,168
Federal income taxes (payable to affiliates)                          35,595,289
Federal income taxes due or accrued                                    2,460,449
Other liabilities                                                    165,601,674
Asset valuation reserve                                              175,089,850
                                                                 ---------------
Total liabilities                                                 19,817,853,762
                                                                 ---------------

CAPITAL AND SURPLUS

Common stock, $100 par value; 30,000 shares authorized,
  issued and outstanding                                               3,000,000
Paid-in surplus                                                       21,846,419
Unassigned surplus                                                 2,394,231,604
                                                                 ---------------
Total capital and surplus                                          2,419,078,023
                                                                 ---------------
Total liabilities, capital and surplus                           $22,236,931,785
                                                                 ===============

                       STATE FARM LIFE INSURANCE COMPANY
 (a wholly-owned subsidiary of State Farm Mutual Automobile Insurance Company)

  STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS - STATUTORY BASIS - UNAUDITED

                     for the quarter ended March 31, 1997

                                  ----------

                                                        March 31, 1997
                                                        --------------
Common Stock:
        Balance at beginning and end of period          $    3,000,000
                                                        --------------
Paid-in surplus:
        Balance at beginning and end of period              21,846,419
                                                        --------------
Unassigned surplus:
        Balance at beginning of year                     2,369,936,112
        Net income                                          31,551,358
        Net unrealized capital gains                       (10,062,830)
        Change in nonadmitted assets                        (1,791,408)
        Change in asset valuation reserve                    4,718,371
        Dividends to stockholder (parent company)             (120,000)
                                                        --------------
        Balance at end of period                         2,394,231,604
                                                        --------------
Total capital and surplus                               $2,419,078,023
                                                        ==============

                       STATE FARM LIFE INSURANCE COMPANY
 (a wholly-owned subsidiary of State Farm Mutual Automobile Insurance Company)

            STATEMENTS OF CASH FLOWS - STATUTORY BASIS - UNAUDITED

                     for the quarter ended March 31, 1997

                                  ----------

                                                                                                                     March 31, 1997
                                                                                                                     --------------
Cash from operations:
        Premiums and annuity considerations                                                                          $ 630,314,432
        Other premiums, considerations and deposits, allowances and reserve adjustments, and other income              150,096,527
        Investment income received (excluding realized gains/losses and net of investment expenses)                    383,067,137
        Life and accident and health benefits paid                                                                    (112,533,535)
        Surrender benefits and other fund withdrawals paid                                                            (171,442,403)
        Other benefits to policyholders paid                                                                          (175,399,432)
        Commissions, other expenses and taxes paid (excluding federal income taxes)                                   (138,917,337)
        Dividends to policyholders paid                                                                               (169,455,177)
        Federal income taxes paid (excluding tax on capital gains)                                                     (69,301,049)
        Other operating expenses paid                                                                                       (3,053)
                                                                                                                     -------------
Net cash from operations                                                                                               326,426,110
                                                                                                                     -------------
Cash from investments:
        Proceeds from investments sold, matured or repaid:
        Bonds                                                                                                          279,245,356
        Stocks                                                                                                             985,105
        Mortgage loans                                                                                                  37,712,614
        Other invested assets                                                                                                    0
        Net gains on cash and short-term investments                                                                        (3,481)
                                                                                                                     -------------
        Total investment proceeds                                                                                      317,939,594

        Tax on capital gains                                                                                               387,869
                                                                                                                     -------------
        Total cash from investments                                                                                    317,551,725
                                                                                                                     -------------
Cost of investments acquired (long-term only):
        Bonds                                                                                                          567,683,863
        Stocks                                                                                                           3,987,766
        Mortgage loans                                                                                                 123,315,766
        Other invested assets                                                                                            2,339,939
                                                                                                                     -------------
Total investments acquired                                                                                             697,327,413
                                                                                                                     -------------
Increase (decrease) in policy loans and premium notes                                                                   31,643,828

Net cash from investments                                                                                             (411,419,515)
                                                                                                                     -------------
Cash from financing and miscellaneous sources:
        Other cash provided                                                                                             22,427,767
        Dividends to stockholders paid                                                                                    (120,000)
        Other applications (net)                                                                                       (11,930,778)
                                                                                                                     -------------
Net cash from financing and miscellaneous sources                                                                       10,376,989

Net change in cash and short-term investments                                                                          (74,616,416)

Cash and short-term investments, beginning of year                                                                     371,145,890
                                                                                                                     -------------
Cash and short-term investments, end of period                                                                       $ 296,529,473
                                                                                                                     =============


                       STATE FARM LIFE INSURANCE COMPANY

                       STATE FARM LIFE INSURANCE COMPANY
    (a wholly-owned subsidiary of State Farm Automobile Insurance Company)

             STATEMENTS OF OPERATIONS - STATUTORY BASIS - UNAUDITED

                     for the quarter ended March 31, 1997

                                  ----------

                                                                                March 31, 1997
                                                                                --------------
Income:
        Premiums and annuity considerations                                     $  629,602,751
        Net investment income                                                      399,086,298
        Considerations for supplementary contracts and dividend accumulations      149,991,465
        Other                                                                          147,813
                                                                                --------------
                                                                                $1,178,828,327
                                                                                --------------
Benefits and other expenses:
        Death benefits                                                             105,903,116
        Surrender benefits and other fund withdrawals                              171,442,403
        Ohter benefits and claims                                                   38,683,185
        Payments on supplementary contracts and dividend accumulations             145,644,466
        Increase in policy and contract reserves                                   343,483,189
        Commissions                                                                 49,419,035
        General insurance expense                                                   64,613,723
        Taxes, licenses and fees                                                    11,571,607
                                                                                --------------
                                                                                   930,760,724
                                                                                --------------
Net gain from operations before dividends to policyholders and
        federal income taxes                                                       248,067,602

Dividends to policyholders                                                         178,561,061
                                                                                --------------
Net gain from operations after dividends to policyholders and before
        federal income taxes                                                        69,506,542

Federal and foreign income taxes incurred (excluding capital gains)                 37,337,659
                                                                                --------------
Net gain from operations after dividends to policyholders and
        federal income taxes and before realized gains                              32,168,882

Net realized capital gains of (losses) less capital gains tax of
        $504,015 (excluding ($211,767) transferred to the IMR)                        (617,524)
                                                                                --------------
Net income                                                                      $   31,551,358
                                                                                ==============


                         NOTE TO FINANCIAL STATEMENTS

The statement of admitted assets, liabilities, capital and surplus--statutory basis as of March 31, 1997 and the statement of changes in capital and surplus, operations, and cash flows--statutory basis for the three-month period ending March 31, 1997 are unaudited. The interim financial statements reflect all adjustments (consisting only of normal recurring accruals) which are, in the opinion of management, necessary for fair presentation of the financial position, changes in capital and surplus, results of operations and cash flows for the interim periods. The results of operations for the interim period should not be considered indicative of results to be expected for the full year.

                                    Part II

                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                             RULE 484 UNDERTAKING

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     Illinois Business Corporation Act Chapter 805 Section 5/8.75 is a comprehensive provision that defines the power of Illinois corporations to provide for the indemnification of its officers, directors, employees and agents. This Section also authorizes Illinois corporations to purchase and maintain insurance on behalf of directors, officers, employees or agents of the corporation.

     The Articles of Incorporation , as amended, and the Bylaws of State Farm Life Insurance Company do not provide for the indemnification of officers, directors, employees or agents of the Company.


                REPRESENTATION PURSUANT TO SECTION 26(e)(2)(A)

      State Farm Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by State Farm Life Insurance Company.

                      CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

     The facing sheet.
     The prospectus consisting of ___ pages.
     Undertaking to file reports.
     Rule 484 undertaking.
     Representation pursuant to Section 26(e)(2)(A).
     The signatures.
     Written consents of the following persons: William A. Montgomery, Esq., Gerry Brogla, F.S.A., Coopers & Lybrand L.L.P., and Sutherland, Asbill & Brennan LLP
     The following exhibits, corresponding to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:

     1.
          A.
          (1) Resolution of the Board of Directors of State Farm Life Insurance Company establishing State Farm Life Insurance Company Variable Life Separate Account 1
          (2)  Not Applicable
          (3)  (a)    Not Applicable
               (b)    Form of Distribution Agreement 2
               (c)    Not Applicable
          (4)  Not applicable
          (5)  (a)    Specimen Flexible Premium Variable Universal Life
                      Insurance Policy 1
               (b)    Policy Riders and Endorsements 1
          (6)  (a)    Articles of Incorporation of State Farm Life Insurance
                      Company 1
               (b)    By-laws of State Farm Life Insurance Company 1
          (7)  Not applicable
          (8)  Form of participation agreement 2
          (9)  Not applicable
          (10) Application form
          (11) Description of issuance, transfer and redemption procedures
          (12) Powers of Attorney 2

          B.   Not applicable

          C.   Not applicable

     2. Opinion and consent of William A. Montgomery, Esq. as to the legality of the securities being registered

     3.   Not applicable

     4.   Not applicable

     5.   Not applicable

     6. Opinion and consent of Gerry Brogla, F.S.A. as to actuarial matters pertaining to the securities being registered

     7.   (a)  Consent of Independent Accountants
          (b)  Consent of Sutherland, Asbill & Brennan LLP

-----------------------------

1. Incorporated herein by reference to the initial registration statement on Form S-6 (File No. 333-19521), filed on behalf of State Farm Life Insurance Company Variable Life Separate Account on January 10, 1997.

2. Incorporated herein by reference to Pre-Effective Amendment No. 1 to a Registration Statement on Form N-4 (File No. 333-19189), filed on behalf of State Farm Life Insurance Company Variable Annuity Separate Account with the Securities and Exchange Commission on October 10, 1997.

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant, State Farm Life Insurance Company Variable Life Separate Account, has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Bloomington and the State of Illinois, on this 27th day of January, 1998.

                                       State Farm Life Insurance Company
                                       Variable Life Separate Account
(SEAL)                                          (Registrant)

                                       By: State Farm Life Insurance Company
                                                (Depositor)

Attest:  /s/  Patricia L. Dysart        By:               *
         ------------------------           ----------------------------------
         Patricia L. Dysart                 Edward B. Rust, Jr.
                                            President
                                            State Farm Life Insurance Company



Pursuant to the requirements of the Securities Act of 1933, State Farm Life Insurance Company has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Bloomington and the State of Illinois, on the 27th day of January, 1998.


                                       State Farm Life Insurance Company

(SEAL)

Attest:  /s/ Patricia L. Dysart        By:               *
         -----------------------            ---------------------------------
         Patricia L. Dysart                 Edward B. Rust, Jr.
                                            President
                                            State Farm Life Insurance Company

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on the date(s) set forth below.

Signature                           Title                      Date
---------                           -----                      ----
            *                President and Director
--------------------------   (Principal Executive Officer)
Edward B. Rust, Jr.


            *                Vice President and Actuary;
--------------------------   Director
Darrell W. Beernink          (Principal Financial Officer)


            *                Vice President and Controller
--------------------------   - Life
Dale R. Egeberg              (Principal Accounting Officer)


            *                Director
--------------------------
Marvin D. Bower

                             Director
--------------------------
Roger B. Tompkins

            *                Director
--------------------------
Robert S. Eckley

            *                Director
--------------------------
Wendy L. Gramm

            *                Director
--------------------------
Roger S. Joslin

            *                Director
--------------------------
Kurt G. Moser

            *                Director
--------------------------
George L. Perry

            *                Director
--------------------------
Don D. Rood

            *                Director
--------------------------
Curtis W. Tarr

            *                Director
--------------------------
Vincent J. Trosino

            *                Director
--------------------------
Charles R. Wright

* By /s/ Terry Huff                January 27, 1998
    ----------------------         ----------------
     Terry Huff                         (Date)
     Pursuant to Power of
     Attorney

Exhibit Index

1.A.(10)       Application Form

1.A.(11)       Description of issuance, transfer and redemption procedures

2. Opinion and consent as to the legality of securities being registered

6.             Opinion and consent as to actuarial matters

7.(a)          Consent of Independent Accountants

  (b)          Consent of Sutherland, Asbill & Brennan LLP